10/25



06017712

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME   Impact Capital Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

OCT 3 0 2006

THOMSON
FINANCIAL

FILE NO. 82- 34945   FISCAL YEAR 6-30-06

* Complete for initial submissions only   ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B   (INITIAL FILING)   [ ]   AR/S   (ANNUAL REPORT)   [✓]

12G32BR   (REINSTATEMENT)   [ ]   SUPPL   (OTHER)   [ ]

DEF 14A   (PROXY)   [ ]

OICF/BY:

DATE : 10/26/66

Impact Capital Limited
and its controlled entities
ABN 22 094 503 385

Annual Report
30 June 2006

Contents

Impact Capital Limited and its controlled entities
Directors' report
For the year ended 30 June 2006
1.   Directors
The directors of the Company at any time during or since the end of the financial year are:

Name, qualifications and independence status	Age	Experience, special responsibilities and other directorships
Mr Kenneth Rich B Com, MBA, PNA Chairperson from 1 July 2006 Independent Non-Executive Director	61	Chairman of Audit Committee, Member of Remuneration Committee. Member of Risk Management Committee. Kenneth Rich is a business and financial management specialist, is a director of Howarth Motor Industry Services Pty Ltd and a former partner of BDO Kendalls, Chartered Accountants and Advisors. He is a member of the Australian Institute of Company Directors and the Institute of Management Consultants. Other listed company directorships in the last three years: Nil Director since 24 January 2005. Chairperson since 1 July 2006.
Mr Russell E Templeton LLB Director and Chief Executive Officer Executive Director	50	Russell Templeton has been in practice as a lawyer for over twenty years and has extensive commercial and litigation experience. Russell has also: ● been involved with a network of legal practitioners; ● owned licensed commercial agencies; ● been consultant to and then chief operating officer and chief executive officer of Collection House Limited, an ASX listed debt portfolio manager. Other listed company directorships in the last three years: Nil Director and Chief Executive Officer since 16 November 2004.
Mr Lawrence J Litzow FCA, ACIS Non-Executive Director and Company Secretary	72	Chairman of Risk Management Committee, Member of Audit Committee. Lawrie Litzow is a Chartered Accountant who has been in private practice for over 40 years and managing partner for six years. He is a private equity investor and a director and secretary of ASX listed companies. His directorships and industry expertise include minerals and exploration, property and construction, pharmaceutical, information technology, media and marketing and financial services. Lawrie has been a committee member advising the Commonwealth Minister for Small Business regarding innovation and chairing a sub-committee reporting on small business taxation reform. He also consults and advises on matters such as IPO's and economic loss assessments for courts of law.

Impact Capital Limited and its controlled entities
Directors' report (continued)
For the year ended 30 June 2006

1. Directors (continued)

The directors of the Company at any time during or since the end of the financial year are:

Name, qualifications and independence status	Age	Experience, special responsibilities and other directorships
Mr Lawrence J Litzow (continued)		Other listed company directorships in the last three years: • Tamawood Limited, June 2000 to March 2006. • Diatreme Resources Limited from January 2002. • Occupational & Medical Innovations Limited, July 2004 to October 2005. Director and Company Secretary since 16 November 2004.
Mr John W Laurie B Ec, FCPA Independent Non-Executive Director	71	Chairman of Remuneration Committee, Member of Audit Committee. John Laurie is a past director of Pyrmont Raw Materials Pty Ltd, a private company based in Sydney with business in construction materials, transport and contracting. John is also a director of Techstar Limited and a number of private investment companies, Chairman of Twilight House Ltd, an aged care and retirement charitable organisation in the Northern Sydney region, and deputy chairman of HHO Multimedia Australasia Pty Ltd, a private entertainment company. John was formerly the Chairman of Homeleisure Limited, an ASX listed company having business interests in housewares, giftware and entertainment related products. Other listed company directorships in the last three years: • Homeleisure Limited, June 1999 to August 2004. • Techstar Limited, from January 2000. Director since 21 August 2004.
Mr Bruce R Judge B Com Chairperson and Executive Director until 30 June 2006	64	Member of Remuneration Committee until 30 June 2006. Bruce Judge has been involved with a number of listed public companies and was previously the Executive Chairperson of Impact Funding Limited (an unlisted public company). He is a private equity investor. Other listed company directorships in the last three years: Nil Director and Chairperson since 16 November 2004. Ceased as director 30 June 2006.

Impact Capital Limited and its controlled entities
Directors' report (continued)
For the year ended 30 June 2006
1. Directors (continued)

The directors of the Company at any time during or since the end of the financial year are:

Name, qualifications and independence status	Age	Experience, special responsibilities and other directorships
Mr Ian Skinner BA, LLB Non-Executive Director until 16 November 2005	59	Ian Skinner is a lawyer, private equity investor and company director and is currently a consultant to Synkronos Legal. Other listed company directorships in the last three years: Nil. Director since 16 November 2004. Ceased as director 16 November 2005.

2. Company secretary

Mr Lawrence Litzow, FCA, ACIS was appointed to the position of company secretary on 16 November 2004.
Lawrence Litzow is also a non-executive director of Impact Capital Limited and details of his qualifications and previous experience is listed above.

3. Directors' meeting

The number of directors' meetings (including meetings of committees of directors) and number of meetings attended by each of the directors of the Company during the financial year are:

Director	Board Meetings		Audit Committee Meetings		Remuneration Committee Meetings		Nomination Committee Meetings		Risk Management Committee Meetings	
	A *	B *	A	B	A	B	A	B	A	B
Mr B Judge	11	11	-	-	1	1	-	·	-	·
Mr R Templeton	11	10	-	-	·	·	-	·	-	·
Mr L Litzow	11	11	2	2	-	-	·	-	2	2
Mr J Laurie	11	10	2	1	1	1	-	·	-	·
Mr K Rich	11	11	2	2	1	1	-	·	2	1
Mr I Skinner	4	3	-	·	·	·	-	·	-	·

A – Number of meetings held during the time the director held office during the year
B – Number of meetings attended

* - A number of additional meetings were called a short notice. These have not been included in the number of meetings held or attended.

Impact Capital Limited and its controlled entities
Directors' report (continued)
For the year ended 30 June 2006
4. Corporate governance statement

This statement outlines the main corporate governance practices in place throughout the financial year, which comply with the ASX Corporate Governance Council recommendations, unless otherwise stated.

4.1 Board of directors
Role of the board

The board's primary role is the protection and enhancement of long-term shareholder value.

To fulfil this role the board is responsible for the overall corporate governance of the consolidated entity including:
1. Formulating corporate strategy and providing guidance on the business and affairs of the consolidated entity;
2. Reviewing appropriate plans and annual budgets, including allocation of resources and capital expenditure;
3. Monitoring and approving of financial reporting;
4. Protecting and enhancing the reputation of the consolidated entity;
5. Ensuring integrity of internal control and management reporting systems;
6. Setting remuneration, appointing, removing and creating succession policies for directors and senior executives; and
7. Monitoring of achievement of management's goals.

The board has delegated responsibility for the operation and administration of the Company and the implementation of the corporate strategy to the chief executive officer and the senior executives. The delegation policy is reviewed at least annually.

Board processes

To assist in the execution of its responsibilities, the board has established a number of board committees including a Nomination Committee, a Remuneration Committee, a Risk Management and an Audit Committee. The board has also established a framework for the management of the consolidated entity including a system of internal control, a business risk management process and the establishment of appropriate ethical standards.

The full board currently holds eleven scheduled meetings each year, plus strategy meetings and any extraordinary meetings at such other times as may be necessary to address any specific significant matters that may arise.

The agenda for meetings is prepared in conjunction with the chairman, chief executive officer. chief financial officer and company secretary. Standing items include the chief executive officer's report, financial reports, strategic matters, governance and compliance. Submissions are circulated in advance. Executives are regularly involved in board discussions and directors have other opportunities for contact with all employees.

The charter's and policy's of the Company's board and its various committees, together with the Board's Code of Conduct are currently under review and will be made available on the Company's website (www.impactfunding.com.au) on completion of this review.

Director education

The Company has an informal process to educate new directors about the nature of the business, current issues, corporate strategy and the expectations of the consolidated entity concerning performance of directors. Directors are also given access to continuing education opportunities to update and enhance their skills and knowledge.

Independent professional advice and access to company information

Each director has the right of access to all relevant Company information and to the Company's executives and, subject to prior consultation with the chairperson, may seek independent professional advice from a suitably qualified adviser at the consolidated entity's expense. The director must consult with an advisor suitably qualified in the relevant field, and obtain the chairperson's approval of the fee payable for the advice before proceeding with the consultation.
A copy of the advice received by the director is made available to all other members of the board.

Impact Capital Limited and its controlled entities
Directors' report (continued)
For the year ended 30 June 2006
4.1   Board of directors (continued)
Composition of the board
The names of the directors of the Company in office at the date of this report are set out in the Directors' report on pages 3 to 5 of this report. The composition of the board is determined using the following principles:
- a maximum of seven directors with a range of qualifications and expertise;
- a minimum of two independent directors and the majority non-executive directors;
- one of the executive directors shall be the chief executive officer. The chief executive officer will not be the chairperson of the board;
- enough directors to serve on various committees without overburdening the directors or making it difficult to fully discharge their responsibilities;
- an appropriate blend of expertise in accounting and finance, legal, marketing and sales and management at CEO-level; and
- experience in finance or related industries.

An independent director is a director who is not a member of management (a non-executive director) and who:
- holds less than five per cent of the voting shares of the Company and is not an officer of, or otherwise associated, directly or indirectly, with a shareholder of more than five per cent of the voting power of the Company;
- has not within the last three years been employed in an executive capacity by the Company or another group member, or has been a director after ceasing to hold any such employment;
- within the last three years has not been a principal or employee of a material professional adviser or material consultant to the Company or another group member;
- is not a material supplier or customer of the Company or another group member, or an officer of or otherwise associated with, directly or indirectly, with a material supplier or customer;
- has no material contractual arrangements with the Company or another group member other than as a director of the Company; and
- is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company.

Chairperson and Chief Executive Officer
The chairperson is responsible for:
- leading the board;
- ensuring that all board members are properly briefed on all matters;
- facilitating board discussions; and
- managing the board's relationship with senior management.

The chief executive officer is responsible for:
- management of the day to day activities of the consolidated group; and
- implementation of the group's policies and strategies.

4.2   Nomination committee
The nomination committee overseas the appointment and induction process for directors. It also reviews board succession plans and evaluates desirable competencies of board members. When a vacancy exists or there is a need for particular skills, the committee determines the selection criteria based on the skills deemed necessary. The committee identifies potential candidates with advice from external consultants if required, cumulating in the appointment of the most suitable candidate. The terms and conditions of the appointment and retirement of non-executive directors are set out in a letter of appointment, including expectations of attendance and preparation for all board meetings, minimum hourly commitment, appointments to other boards, the procedures for dealing with conflicts of interest, and the availability of independent professional advice. Board candidates must stand for election at the next general meeting of shareholders.

Impact Capital Limited and its controlled entities
Directors' report (continued)
For the year ended 30 June 2006
4.2   Nomination committee (continued)

The committee undertakes an annual review of the performance of the board and the individual directors and examines the appropriate mix of skills to ensure maximum effectiveness and contribution to the results of the consolidated entity. The performance criteria takes into account each director's contribution to setting the direction, strategy and financial objectives of the group and monitoring compliance with regulatory requirements and ethical standards. The annual review also examines the independence status of each director.

The committee also conducts an annual review of the performance of the chief executive officer and senior executives reporting directly to him.

The board as a whole currently comprises the nomination committee and meets annually on these matters unless otherwise required. The committee did not meet during the year however has met since the end of the financial year.

4.3   Remuneration committee

The remuneration committee reviews and makes recommendations to the board on remuneration packages and policies applicable to the executive officers and directors themselves of the Company and for the consolidated entity. It is also responsible for share option schemes, incentive performance packages, superannuation entitlements, retirement and termination entitlements, fringe benefits policies and professional indemnity and liability insurance policies.

The members of the remuneration committee during the year were:
* Mr John Laurie (Chairperson) - Independent Non-Executive
* Mr Bruce Judge - Executive
* Mr Kenneth Rich - Independent Non-Executive

The remuneration committee meets annually and as required. The committee met once during the year and committee members' attendance record is disclosed in the table of directors' meetings on page 5.

4.4   Remuneration report
4.4.1   Principles of compensation - audited

Remuneration is referred to as compensation throughout this report.

Key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and the consolidated entity and include directors of the Company and other executives. Key management personnel include the five most highly remunerated S300A directors and executives for the Company and the consolidated entity.

Compensation levels for key management personnel of the Company and of the consolidated entity are competitively set to attract and retain appropriately qualified and experienced directors and executives. The remuneration committee obtains independent advice, as required, on the appropriateness of compensation packages given trends in comparative companies and the objectives of the Company's compensation strategy.

The compensation structures explained below are designed to attract suitably qualified candidates, reward the achievement of strategic objectives and achieve the broader outcome of creation of value for shareholders and take into account:
* the capability and experience of key management personnel,
* the performance in their role; and
* the overall performance of the consolidated entity including earnings, growth in share price and ability to deliver dividends.

Compensation packages include only fixed compensation.

Impact Capital Limited and its controlled entities
Directors' report (continued)
For the year ended 30 June 2006
4.4   Remuneration report (continued)
4.4.1   Principles of compensation – audited (continued)
Fixed compensation

Compensation consists of fixed compensation (which is calculated on a total cost basis and includes any FBT charges related to employee benefits), as well as any applicable employer contributions to superannuation funds.

Compensation levels are reviewed annually by the remuneration committee however there are no guaranteed fixed compensation increases included within the contractual arrangements with any key management personnel.

Performance-linked compensation

To the date of this report compensation packages have not included any element of performance-based remuneration as this has not been considered appropriate to the circumstances of the consolidated entity and is not dissimilar to remuneration policies adopted by companies at a comparative stage in their business development.

The exception to this was the compensation package for Mr Collins which was amended during the year to include a cash bonus payable on the successful sale of Impact Funding (UK) Limited. This bonus is included in remuneration and fully vested in the year. No element of this bonus was forfeited. The proportion of Mr Collins total remuneration that was performance related in 2006 was 49.8% (2005: Nil).

Equity-based compensation

The company has not established an Employee Share Plan or an Executive Share Option Plan. Accordingly there is no component of equity-based compensation included in executive or non-executive compensation packages during the year or the prior year.

Other benefits

Key management personnel can receive a proportion of their fixed compensation as non-cash benefits under the terms and conditions of their appointment. Non-cash benefits typically include the provision of items which may be taxed on a concessional basis for FBT purposes. Key management personnel are also entitled to salary sacrifice fixed compensation as additional superannuation contributions.

Termination benefits

Notice periods and termination benefits as required by the law apply to each of the specified directors and executives.

Service contracts

The consolidated entity has not entered into any formal service contracts with its non-executive directors and senior executives, other than the previous executive chairperson, the company secretary and general counsel details of which are provided below. Executives have appropriate contractual arrangements.

Through his nominee company, the previous executive chairperson Mr Judge, has provided services under a contract which commenced on 1 July 2005 and terminated on 30 June 2006 for which he received compensation of $292,500.

Through his nominee company, the company secretary Mr Litzow, has provided services under a contract which commenced on 1 July 2005 to 30 June 2006 for which he received compensation of $44,080. The terms of this contract have continued subsequent to 30 June 2006 and are capable of being terminated by either party on one month's notice.

The Company's general counsel Mr Lyle, has provided services under a contract which commenced on 1 July 2005 and terminated on 30 June 2006 at which time he became an employee of the Company. Under the terms of this service contract Mr Lyle received compensation of $123,750.

Non-executive directors

Total compensation for all non-executive directors, last voted upon by shareholders at the 2005 Annual General Meeting is not to exceed $250,000 per annum, with that sum to be divided amongst the directors in such manner and proportion as they agree. Non-executive directors do not receive any performance-linked compensation. Directors' fees cover all main board activities including membership of board committees.

Impact Capital Limited and its controlled entities
Directors' report (continued)
For the year ended 30 June 2006
4.4   Remuneration report (continued)
4.4.2   Directors' and executive officers' remuneration (Company and Consolidated) - audited

Details of the nature and amount of each major element of the remuneration of each director of the Company and each of the five named company executives who receive the highest remuneration and other key management personnel are:

		Short-term			Post-employment		
		Salary & fees [1]	STI (cash bonus)	Non-monetary benefits	Super-annuation	Termination benefits	Total
		$	$	$	$	$	$
Executive Directors							
B Judge	2006	193,500	-	5,554	-	99,000	298,054
	2005	-	-	-	-	-	-
R Templeton	2006	301,004	-	4,122	-	-	305,126
	2005	-	-	2,145	-	-	2,145
K. McQuay	2006	-	-	-	-	-	-
(resigned November 2004)	2005	57,359	-	12,299	1,862	188,156	259,676
Non-executive directors							
J Laurie	2006	24,000	-	-	-	-	24,000
	2005	6,583	-	-	-	-	6,583
L Litzow	2006	69,680	-	-	-	-	69,680
	2005	35,400	-				35,400
K Rich	2006	25,800	-	-	-	-	25,800
	2005	-	-	-	-	-	-
I Skinner	2006	13,700	-	-	-	-	13,700
(resigned November 2005)	2005	-	-	-	-	-	-
S Bass	2006	-	-	-	-	-	-
(resigned November 2004)	2005	44,583	-	-	-	-	44,583
C Liberiou	2006	-	-	-	-	-	-
(resigned November 2004)	2005	4,083	-	-	-	-	4,083
Executives							
B Lyle [2]	2006	123,750	-	5,554	-	-	129,304
General Counsel	2005	110,867	-	-	-	-	110,867
B Gebauers [2]	2006	138,371	-	5,554	11,250	-	155,175
Chief Operating Officer							
(appointed September 2004)	2005	92,410	-	-	1,731	-	94,141
A Hill	2006	14,341	-	-	1,191	-	15,532
Chief Financial Officer							
(appointed June 2006)	2005	-	-	-	-	-	-
Former executives							
S. King [2]	2006	118,879	-	-	10,697	-	129,576
In-House Counsel							
(appointed July 2005,							
resigned May 2006)	2005	-	-	-	-	-	-

Impact Capital Limited and its controlled entities
Directors' report (continued)
For the year ended 30 June 2006
4.4   Remuneration report (continued)
4.4.2   Directors' and executive officers' remuneration (Company and Consolidated) - audited

		Short-term			Post-employment		
		Salary & fees [1] $	STI (cash bonus) $	Non-monetary benefits $	Super-annuation $	Termination benefits $	Total
Former executives A Collins [4] General Manager - UK Operations	2006	209,708	235,793	27,771	-	-	473,272
	2005	44,060	-	-	-	-	44,060
N Lucas [3] Chief Financial Officer (resigned January 2006)	2006	7,000	-	-	-	-	7,000
	2005	71,750	-	-	-	-	71,750
Total compensation: key management personnel (consolidated) [2 and 3]	2006	1,239,733	235,793	48,555	23,138	99,000	1,646,220
	2005	214,037	-	2,145	1,731	-	217,913
Total compensation: key management personnel (Company)	2006	931,684	-	14,372	14,683	99,000	1,059,739
	2005	253,008	-	12,299	1,862	188,156	455,325

[1] Includes fees under service contract

[2] Executive was employed (or contracted) by the Company from 21 October 2005, prior to which he was employed by Impact Funding Limited.

[3] Executive was employed (or contracted) by the Company from 1 July 2005, prior to which he was employed by Impact Funding Limited.

[4] Executive was employed by Impact Funding (UK) Limited from 14 July 2005, prior to which he was employed by Impact Funding Limited. Remuneration for 2006 is until 19 June 2006 when Impact Funding (UK) Limited ceased to form a part of the consolidated entity.

4.5   Audit committee

The board has established an audit committee which operates under a charter approved by the board. The committee advises on the establishment and maintenance of a framework of internal control and appropriate ethical standards for the management of the consolidated entity.

The members of the audit committee during the year were:
- Mr Kenneth Rich (Chairperson) – Independent Non-Executive
- Mr John Laurie – Independent Non-Executive
- Mr Lawrie Litzow – Non-Executive
- Mr Neil Lucas – Chief Financial Officer (resigned 5 January 2006)

The external auditors, the chief executive officer and the chief financial officer are invited to audit committee meetings at the discretion of the committee. The external auditors meet with the audit committee at least once a year without the presence of any executive members. The committee met twice during the year and committee members' attendance record is disclosed in the table of directors' meetings on page 5.

Impact Capital Limited and its controlled entities
Directors' report (continued)
For the year ended 30 June 2006
4.5   Audit committee (continued)

The chief executive officer and the chief financial officer declared in writing to the board that the financial records of the Company for the financial year have been properly maintained, the Company's financial reports for the year ended 30 June 2006 comply with accounting standards and present a true and fair view of the Company's financial condition and operational results. This statement is required annually.

The responsibilities of the audit committee include:
- reviewing the annual and half-year financial reports and other financial information distributed externally. This includes approving new accounting policies to ensure compliance with Australian Equivalents of International Reporting Standards (AIFRS) and assessing whether the financial information is adequate for shareholders needs;
- assessing the adequacy of the internal control framework and the Company's code of ethical standards. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes such as the safeguarding of assets, maintenance of proper accounting records, the reliability of financial information and non-financial considerations such as the benchmarking of operational key performance indicators;
- assessing corporate risk assessment processes;
- providing a forum for effective communication between the board and the external auditor;
- assessing whether non-audit services provided by the external auditor are consistent with maintaining the external auditor's independence. Each reporting period the external auditor provides an independence declaration in relation to the audit or review;
- providing advice to the board in respect of whether the provision of the non-audit services by the external auditor is compatible with the general standard of independence of auditors imposed by the Corporations Act 2001;
- organising, reviewing and reporting on any special reviews or investigations deemed necessary by the board;
- monitoring the procedures to ensure compliance with the Corporations Act 2001 and the ASX Listing Rules and all other regulatory requirements; and
- addressing any matters outstanding with auditors, Australian Taxation Office, Australian Securities and Investment Commission, ASX and financial institutions.

The audit committee reviews the performance of the external auditors on an annual basis and normally meets with them during the year to:
- discuss the external audit plans, identifying any changes in structure, operations, internal controls or accounting policies that are likely to impact the financial statements and to review the fees proposed for the audit work to be performed;
- review the half-year and preliminary final report prior to lodgement with the ASX and any significant adjustments required as a result of the auditor's findings and to recommend to the board approval of these documents, prior to the announcement of the results;
- review the draft annual report and recommend board approval of the financial report;
- review the results and findings of the auditor, the adequacy of accounting and financial controls, and to monitor the implementation of any recommendations made.

4.6   Risk management committee
Oversight of the risk management system
The board has established a separate committee to oversee the establishment, implementation and annual review of the Company's Risk Management System. The Risk Management System has been established to assess, monitor and manage operational, financial reporting and compliance risks for the consolidated entity. The chief executive officer and the chief financial officer have declared, in writing to the board, that the Company's financial reporting risk management and associated compliance and controls have been assessed and found to be operating effectively. The operational and other risk management compliance and controls have been assessed and found to be operating efficiently and effectively. All risk assessments covered the whole financial year and period up to the signing of the annual financial report for all material operations in the consolidated entity.

Impact Capital Limited and its controlled entities
Directors' report (continued)
For the year ended 30 June 2006

4.6 Risk management committee (continued)

The composition of the committee will consist of persons who have the relevant experience, qualifications and skills in the business of the Company, its industry and business generally to competently discharge their responsibilities as a member of the committee. Therefore the committee incorporates both directors and senior executive officers of the consolidated entity.

The members of the risk management committee during the year were:
- Mr Lawrie Litzow (Chairperson) – Non-Executive Director
- Mr Kenneth Rich – Independent Non-Executive Director
- Mr Brian Gebauers – Chief Operating Officer

Risk management and compliance and control

The risk management committee is responsible for:
- identification of the major risks to the Company and its business;
- prioritising the risks according to perceived likelihood of occurrence and impact;
- measurement of the financial and other effects of risks identified;
- design of risk minimisation techniques and procedures;
- providing recommendations to the board of risk minimisation implementation; and
- implementing board approved plans and procedures.

The identification of risk and its management is an ongoing process in the context of a growing and changing business and regulatory environment, and the committee is constantly re-examining its recommendations to ensure that new risks and changes to existing risks are identified, understood and the appropriate responses structured and put into effect.

The risk management committee meets as often as considered necessary but not less than two times per year. The board receives a report from the committee following each meeting of that committee.

Financial reporting

The chief executive officer and the chief financial officer have declared, in writing to the board that the Company's financial reports are founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board.

Monthly actual results are reported against budgets approved by the directors and revised forecasts for the year are prepared regularly.

Details of the impact of transition from previous Australian Generally Accepted Accounting Principles (AGAAP) to AIFRS on the financial report for the year ended 30 June 2006 is included in Note 32 to the financial statements.

4.7 Ethical standards

All directors, managers and employees are expected to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the consolidated entity.

Conflict of interest

In accordance with the Corporations Act and the Company's Constitution, the directors must keep the board advised on an ongoing basis of any interest that could potentially conflict with those of the Company. The board has developed procedures to assist directors to disclose potential conflicts of interest.

Where the board believes that a significant conflict exists for a director on a board matter, the director concerned does not receive the relevant board papers and is not present at the meeting whilst the item is considered. Details of director related entity transactions with the Company and consolidated entity are set out in Note 29 to the financial statements.

Impact Capital Limited and its controlled entities
Directors' report (continued)
For the year ended 30 June 2006
4.7   Ethical standards (continued)

Code of conduct

Directors bear individual responsibilities for the performance of their duties before the law, and collective responsibility for the behaviour of the board. The following code of conduct encompasses the legislative and common law requirement of directors, as well as the specific behaviours that the Company expects of its directors and is consistent with the code of conduct as pronounced by the Australian Institute of Company Directors:

- a director must act honestly, in good faith and in the best interests of the company as a whole;
- a director has a duty to use due care and diligence in fulfilling the functions of office and exercising the powers attached to that office;
- a director must use the powers of office for a proper purpose, in the best interests of the company as a whole;
- a director must recognise that the primary responsibility is to the company's shareholders as a whole but should, where appropriate, have regard for the interests of all stakeholders of the company;
- a director must not make improper use of information acquired as a director;
- a director must not take improper advantage of the position of director;
- a director must not allow personal interests, or the interests of any associated person, to conflict with the interests of the company;
- a director has an obligation to be independent in judgment and actions and to take all reasonable steps to be satisfied as to the soundness of all decisions taken by the board;
- confidential information received by a director in the course of the exercise of directional duties remains the property of the company from which it was obtained and it is improper to disclose it, or allow it to be disclosed, unless that disclosure has been authorised by that company, or the person from whom the information is provided, or is required by law;
- a director should not engage in conduct likely to bring discredit upon the company; and
- a director has an obligation, at all times, to comply with the spirit, as well as the letter of the law and with the principles of the code.

Trading in general Company securities by directors and employees

The board has approved and communicated a policy on the trading of its securities by directors and employees which prohibits directors and employees from dealing in Company shares during the period commencing 60 days prior to the release of the Company's results, and at any other time during the year whilst in possession of price sensitive information.

This policy statement applies to directors, officers and employees ("designated officers") of the Company. This policy statement also applies to directors, officers and employees of any subsidiary company of Impact Capital.

The Corporations Act specifically prohibits a person from purchasing or selling shares where such person (called "an insider") possesses information that is not generally available but, if the information were generally available, would have a material effect on the price of shares in the Company.

This prohibition extends to external advisers and designated officers who should be aware of the need to enforce confidentially against such external advisers, where appropriate.

Designated officers must provide notification to the company secretary of intended trading activity in the Company's shares. Confirmation of the share trading transaction must be provided to the company secretary within 4 business days of the transaction.

A trading "black-out" will occur during the following times:
- 60 days prior to the release of the half-year and 30 June preliminary financial statements and the dividend announcement;
- 60 days prior to any dividend announcement; and
- 30 days prior to any intending announcement which a reasonable person would expect to have a material effect on the price or value of the Company's shares;

Impact Capital Limited and its controlled entities
Directors' report (continued)
For the year ended 30 June 2006
4.7 Ethical standards (continued)
Trading in general Company securities by directors and employees (continued)
The chairperson may exercise his discretion to permit trading by designated officers in specific circumstances. Such circumstances include financial hardship or circumstances of a personal nature.

This trading policy applies to financial products issued or created over the Company's shares by third parties but does not prohibit designated officers from entering into a transaction in associated products which operate to limit the economic risk of their shareholdings in the Company.

The board recognises the benefits of equity participation by employees and directors and encourages employees and directors to acquire equity in the company in the appropriate circumstances.

4.8 Communication with shareholders
The board provides shareholders with information using a Continuous Disclosure Policy which includes identifying matters that may have a material effect on the price of the Company's securities, notifying them to the Australian Stock Exchange ("ASX"), posting them on the Company's website, and issuing media releases. In summary the Continuous Disclosure Policy operates as follows:
- the chief executive officer, chief financial officer and company secretary are responsible for interpreting the company's policy and where necessary informing the board. The company secretary is responsible for all communications with the ASX;
- the annual report is distributed to all shareholders and the ASX;
- the half-year report contains summarised financial information and a review of operations of the consolidated entity during the period. The half-year reviewed report is lodged with the Australian Securities and Investment Commission and the ASX, and sent to any shareholder who requests it;
- proposed major changes in the consolidated entity which may impact on share ownership rights are submitted to a vote of shareholders;
- all announcements made to the market are placed on the Company's website after they are released to the ASX;
- information provided to analysts or the media during briefings are released to the ASX;
- notices of the annual general meeting and other meetings of members are sent to all shareholders; and
- the external auditor attends the annual general meetings to answer questions concerning the conduct of the audit, the preparation and content of the auditor's report, accounting policies adopted by the Company and the independence of the auditor in relation to the conduct of the audit.

The board encourages full participation of shareholders at the Annual General Meeting, to ensure a high level of accountability and identification with the consolidated entity's strategy and goals.

The shareholders are requested to vote on the appointment and aggregate remuneration of directors, the Remuneration report and changes to the Constitution. Copies of the Constitution are available to any shareholder who requests it.

5. Comparative period
On 1 July 2005 the Company acquired all of the issued shares in Impact Funding Limited. Pursuant to AASB 3 Business Combinations, this transaction is treated as a reverse acquisition such that it is accounted for as if Impact Funding Limited acquired the Company. Consequently the information shown in the comparative period in the consolidated financial statements is that of Impact Funding Limited (consolidated) and not that of the Company (consolidated).

6. Principal activities
The principal activity of the consolidated entity during the course of the financial year was pre-settlement lending to claimants awaiting settlement of injuries, matrimonial or estate litigation in Australia and the United Kingdom.

Impact Capital Limited and its controlled entities
Directors' report (continued)
For the year ended 30 June 2006

6. Principal activities (continued)

On 1 July 2005, Impact Capital Limited acquired all of the issued shares in Impact Funding Limited. This acquisition completed the transition from a loss making cleaning products company to a market leader in pre-settlement lending.

On 19 June 2006, the Company sold all of the shares in its subsidiary Impact Funding (UK) Limited, a subsidiary based in the United Kingdom (see Note 7 to the financial statements) for cash consideration together with an investment in Impact Holding (UK) Plc (formerly Nanotech Energy Plc). The Company committed to a plan to sell this subsidiary due to a strategic decision in March 2006 to concentrate its resources on the Australian market whilst retaining the opportunity for growth through a reduced investment in a company that is predicted to be a dominant lender in the UK pre-settlement lending market.

There were no other significant changes in the nature of the activities of the consolidated entity during the year.

7. Review of operations
Overview of the consolidated entity

On 1 July 2005 the Company acquired all of the issued shares in Impact Funding Limited. Pursuant to AASB 3 this transaction is treated as a reverse acquisition such that it is accounted for as if Impact Funding Limited acquired the Company. Consequently the information disclosed in this review for the 2005 financial year is that of Impact Funding Limited and its controlled entities and not that of the Company.

Impact Funding Limited was incorporated on 17 May 2004. Consequently this review covers only the financial years ended 30 June 2005 and 2006. The net profit amount for 2005 and 2006 were calculated in accordance with Australian equivalents to IFRS (AIFRS).

Review of financial performance and position
Consolidated operating profit

For the year ended 30 June 2006 the group achieved a consolidated profit attributable to members of $1.8 million. This result is up significantly on the loss of $0.8 million achieved in the corresponding period and includes the net loss after tax from operations and net gain after tax from disposal of the wholly owned subsidiary Impact Funding (UK) Limited totaling $1.7 million.

Profit from continuing operations

The consolidated profit after tax from continuing operations of $0.1 million is up from the loss of $0.2 million in the previous corresponding period and is inclusive of a number of non-recurring expenses including loan documentation fees of $0.2 million and a post-employment payment to a director of $0.1 million.

Consolidated interest income from continuing operations has increased by 231% to $3.5 million over the previous corresponding period and is directly attributable to the growth in consolidated loans and advances from $6.1 million to $17.2 million over the same period.

Consolidated interest expense from continuing operations has increased by $0.6 million over the previous corresponding period as the business has sufficiently grown over this period to support the preferred debt funding model. In May 2006 a $15 million debt facility was obtained from a major financial institution at a lower weighted average cost.

The increase in the impairment expense over the previous corresponding period of 292% to $0.3 million is consistent with the growth in consolidated loans and advances however only $0.02 million of the impairment provision has been utilised during the year.

Other expenses have increased over the previous corresponding period in line with management's expectations and corresponds to the growth of the business.

Impact Capital Limited and its controlled entities
Directors' report (continued)

For the year ended 30 June 2006

7. Review of operations (continued)

Review of financial performance and position

Capital structure and gearing

As consideration for the acquisition of Impact Funding Limited, the Company issued 36,700,000 ordinary shares to the shareholders of that company. Subsequent to this the Company has issued a further 24,451,070 ordinary shares pursuant to prospectuses and to sophisticated investors. The total number of shares on issue at 30 June 2006 was 65,153,118.

Interest bearing debt at the end of the financial year was $8.4 million which represents 29% of book assets or 43% of equity. Subsequent to the end of the financial year the Company has issued notices to redeem all of the remaining convertible notes.

Consolidated net assets

Consolidated net assets have increased from $4.8 million to $19.4 million. As a result of the disposal of Impact Funding (UK) Limited, the group now holds an equity interest of $3.2 million and options valued at $0.4 million in the purchaser, Impact Holdings (UK) Plc. As this interest was acquired in June 2006 no equity accounted profits have been included in these consolidated results.

Shareholder returns

In the prior year report it was stated that it was unlikely that the Company would be in a position to make a dividend payment in its inaugural year in the business of pre-settlement lending. Despite the significant profit achieved in this year the directors believe that retention of these funds to support the continuing expansion of the business will ensure an improved and consistent return to shareholders over the longer term. It is expected that the Company will pay its maiden dividend in the financial year to 30 June 2007.

Significant changes in the state of affairs

On 1 July 2005, Impact Capital Limited acquired all of the issued shares in Impact Funding Limited. This acquisition completed the transition from a loss making cleaning products company to a market leader in pre-settlement lending.

During the year consolidated contributed equity increased as a result of share and rights issues totalling $11,959,323. Consolidated interest-bearing borrowings also increased by $6,480,379. Monies from both sources were used to fund the substantial growth in loans and advances achieved during the year.

On 19 June 2006, the Company sold all of the shares in its subsidiary Impact Funding (UK) Limited. As a part of the sale consideration the Company received 21% of the issued capital and 3.4 million options over ordinary shares in the purchaser, Impact Holdings (UK) Plc (formerly Nanotech Energy Plc), a company listed on the London Stock Exchange's Alternative Investment Market (AIM) (refer note 7).

Impact Holdings (UK) Plc will continue to pursue the business of disbursement funding in the United Kingdom.

8. Dividends

No dividends were paid or declared during the year.

9. Events subsequent to reporting date

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial years.

Impact Capital Limited and its controlled entities
Directors' report (continued)
For the year ended 30 June 2006
10. Likely developments
The consolidated entity will continue to pursue its policy of increasing the profitability and market share of its business segment within Australia during the next financial year. Additional financing strategies will be embarked upon as and when required to support this policy.

Further information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

11. Directors' interests
The relevant interest of each director in the shares, debentures, interests in registered schemes and rights or options over such instruments issued by the companies within the consolidated entity and other related bodies corporate, as notified by the directors to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001, at the date of this report is as follows:

	Impact Capital Limited	
	Ordinary shares	Options over ordinary shares
K Rich	100,000	-
R Templeton	1,802,300	-
L Litzow	2,550,000	-
J Laurie	30,250	-

12. Indemnification and insurance of officers and auditors
The Company has agreed to indemnify its directors and the directors of its controlled entities against any liability to another person (other than the Company or a related body corporate) that may arise from their position as directors of the company and as directors of its controlled entities, except where the liability arises out of conduct involving a lack of good faith. The agreement stipulates that the Company will meet the full amount of any such liabilities, including costs and expenses.

The company has no insurance policy and has paid no premiums in respect of directors' and officers' liability and legal expenses. The company has also not entered into any agreement with their current auditors, KPMG, indemnifying against claims from third parties arising from their report on the annual report, or their position as auditor.

13. Non-audit services
During the year KPMG, the Company's auditor, has performed certain other services in addition to their statutory duties.

The board has considered the non-audit services provided during the year by the auditor and in accordance with written advice provided by resolution of the audit committee, is satisfied that the provision of those non-audit services during the year by the auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:
- all non-audit services were subject to the corporate governance procedures adopted by the Company and have been reviewed by the audit committee to ensure they do not impact the integrity and objectivity of the auditor; and
- the non-audit services provided do not undermine the general principles relating to auditor independence as set out in Professional Statement F1 *Professional independence*, as they did not involve reviewing or auditing the auditor's own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards.

Impact Capital Limited and its controlled entities
Directors' report (continued)
For the year ended 30 June 2006
13   Non-audit services (continued)

.

Details of the amounts paid to the auditor of the Company, KPMG, and its related practices for audit and non-audit services provided during the year are set out below. In addition, amounts paid to other auditors for the statutory audit have been disclosed:

	Consolidated 2006 $	2005 $
Audit services:		
Auditors of the Company		
audit and review of financial reports (KPMG Australia)	84,536	35,000
audit and review of financial reports (Overseas KPMG firms)	21,686	-
	106,222	35,000
Other auditors:		
audit and review of financial reports (non-KPMG firms)	-	-
	106,222	35,000
Services other than statutory audit:		
Other assurance services		
AIFRS accounting services (KPMG Australia)	34,914	-
other accounting services (KPMG Australia)	-	10,000
Other services		
taxation compliance services (KPMG Australia)	10,000	-
taxation compliance services (Overseas KPMG firms)	-	-
	44,914	10,000

14   Lead auditor's independence declaration

.

The Lead auditor's independence declaration is set out on page 69 and forms part of the directors' report for the financial year ended 30 June 2006.

This report is made with a resolution of the directors:

Kenneth Rich
Director

Dated at Brisbane this eighth day of September 2006.

Impact Capital Limited and its controlled entities
Income statements
For the year ended 30 June 2006

	Note	Consolidated 2006	2005	The Company 2006	2005
In AUD					
Interest income		3,487,029	1,053,471	2,334,191	-
Interest expense		(653,631)	(48,740)	(727,873)	-
Net interest income		2,833,398	1,004,731	1,606,318	-
Other income	3	527	-	181,443	-
Employee benefits expense		(988,730)	(265,130)	(1,106,939)	-
Depreciation and amortisation expense		(19,128)	(6,479)	(7,304)	-
Impairment of loans and advances		(329,518)	(83,953)	(296,262)	-
Loan documentation expenses		(188,819)	-	(188,819)	-
Marketing expenses		(504,933)	(602,887)	(383,414)	-
Occupancy expenses		(69,338)	(23,273)	(51,230)	-
General and administrative expenses		(553,134)	(278,673)	(643,046)	-
Other operating expenses	4	(116,090)	(24,220)	(22,278)	-
Profit / (loss) before tax		64,235	(279,884)	(911,531)	-
Income tax (expense) / benefit	6	23,966	63,399	341,536	-
Profit / (loss) after tax but before profit / (loss) of discontinued operation and gain / (loss) on discontinued operation		88,201	(216,485)	(569,995)	-
Profit / (loss) of discontinued operation and gain (loss) on sale of discontinued operation, net of tax	7	1,712,406	(540,124)	2,159,417	(1,241,552)
Profit / (loss) for the year		1,800,607	(756,609)	1,589,422	(1,241,552)
Earnings / (loss) per share attributable to the ordinary equity holders of the company:					
Basic earnings / (loss) per share from continuing operations	8	0.002	(0.006)		
Diluted earnings / (loss) per share from continuing operations	8	0.002	(0.006)		

The income statements are to be read in conjunction with the accompanying notes to the financial statements.

Impact Capital Limited and its controlled entities
Statements of changes in equity

Consolidated statement of changes in equity attributable to holders of the parent for the year ended 30 June 2005

In AUD	Issued capital	Retained profits / (accumulated losses)	Translation reserve	Total equity
Opening balance at 1 July 2004	-	-	-	-
Foreign exchange translation differences	-	-	(11,920)	(11,920)
Total non-profit items recognised directly in equity	-	-	(11,920)	(11,920)
Net profit / (loss) for the year	-	(756,609)	-	(756,609)
Total recognised income and expense for the year	-	(756,609)	(11,920)	(768,529)
Issue of share capital	5,578,805	-	-	5,578,805
Closing balance at 30 June 2005	5,578,805	(756,609)	(11,920)	4,810,276

Amounts are stated net of tax

Consolidated statement of changes in equity attributable to holders of the parent for the year ended 30 June 2006

In AUD	Issued capital	Retained profits / (accumulated losses)	Translation reserve	Total equity
Opening balance at 1 July 2005	5,578,805	(756,609)	(11,920)	4,810,276
Foreign exchange translation differences	-	-	292,613	292,613
Amounts reclassified to profit upon disposal of foreign operation	-	-	(280,693)	(280,693)
Total non-profit items recognised directly in equity	-	-	11,920	11,920
Net profit for the year	-	1,800,607	-	1,800,607
Total recognised income and expense for the year	-	1,800,607	11,920	1,812,527
Issue of share capital	12,954,556	-	-	12,954,556
Notional shares issued	524,398	-	-	524,398
Share issue costs – net of tax	(696,662)	-	-	(696,662)
Closing balance at 30 June 2006	18,361,097	1,043,998	-	19,405,095

Amounts are stated net of tax

The statements of changes in equity are to be read in conjunction with the accompanying notes to the financial statements.

Impact Capital Limited and its controlled entities
Statements of changes in equity
Company statement of changes in equity attributable to holders of the parent for the year ended 30 June 2005

In AUD	Issued capital	Retained profits / (accumulated losses)	Total equity
Opening balance at 1 July 2004	7,512,275	(6,700,696)	811,579
Net profit / (loss) for the year	-	(1,241,552)	(1,241,552)
Total recognised income and expense for the year	-	(1,241,552)	(1,241,552)
Closing balance at 30 June 2005	7,512,275	(7,942,248)	(429,973)

Amounts are stated net of tax

Company statement of changes in equity attributable to holders of the parent for the year ended 30 June 2006

In AUD	Issued capital	Retained profits / (accumulated losses)	Total equity
Opening balance at 1 July 2005	7,512,275	(7,942,248)	(429,973)
Net profit for the year	-	1,589,422	1,589,422
Total recognised income and expense for the year	-	1,589,422	1,589,422
Issue of share capital	17,764,832	-	17,764,832
Share issue costs – net of tax	(696,662)	-	(696,662)
Closing balance at 30 June 2006	24,580,445	(6,352,826)	18,227,619

Amounts are stated net of tax

The statements of changes in equity are to be read in conjunction with the accompanying notes to the financial statements.

Impact Capital Limited and its controlled entities
Balance sheets
As at 30 June 2006

	Note	Consolidated 2006	2005	The Company 2006	2005
In AUD					
Assets					
Cash and cash equivalents	9	1,603,737	362,802	1,598,792	777,131
Trade and other receivables	10	3,836,220	324,921	3,397,665	1,574,923
Inventories	11	-	-	-	1,666
Net loans and advances	12	16,777,659	6,007,135	15,090,535	-
Investments	13	422,447	-	12,679,892	-
Investments accounted for using the equity method	14	3,240,252	-	-	-
Deferred tax assets	15	395,796	66,012	351,643	-
Property, plant and equipment	16	33,853	57,790	36,572	-
Intangible assets	17	1,001,906	23,759	48,958	-
Other assets	18	1,340,553	53,138	1,340,553	14,900
Total assets		28,652,423	6,895,557	34,544,610	2,368,630
Liabilities					
Trade and other payables	19	431,924	153,677	7,508,131	236,162
Interest-bearing loans and borrowings	20	8,407,550	1,927,171	8,407,550	2,562,441
Income tax payable	21	387,393	-	380,849	-
Employee benefits	22	20,461	4,433	20,461	-
Total liabilities		9,247,328	2,085,281	16,316,991	2,798,603
Net assets		19,405,095	4,810,276	18,227,619	(429,973)
Equity					
Issued capital		18,361,097	5,578,805	24,580,445	7,512,275
Reserves		-	(11,920)	-	-
Retained profits / (accumulated losses)		1,043,998	(756,609)	(6,352,826)	(7,942,248)
Total equity		19,405,095	4,810,276	18,227,619	(429,973)

The balance sheets are to be read in conjunction with the accompanying notes to the financial statements.

Impact Capital Limited and its controlled entities
Statements of cash flows
For the year ended 30 June 2006

	Note	Consolidated 2006	2005	The Company 2006	2005
In AUD					
Cash flows from operating activities					
Interest and fees received		2,638,346	740,342	1,097,387	17,091
Interest paid		(1,014,211)	(48,740)	(830,030)	(13,560)
Cash receipts from customers		-	-	-	470,437
Cash paid to suppliers and employees		(3,709,308)	(1,637,171)	(2,305,123)	(1,113,432)
		(2,085,173)	(945,569)	(2,037,766)	(639,464)
(Increase)/decrease in operating assets					
Net funds advanced to clients		(16,240,438)	(6,091,088)	(14,987,592)	-
Net cash from operating activities	28	(18,325,611)	(7,036,657)	(17,025,358)	(639,464)
Cash flows from investing activities					
Proceeds from sale of property, plant and equipment		1,100	-	-	31,085
Proceeds from disposal of subsidiary, net of cash disposed	7	2,101,942	-	2,205,178	-
Cash acquired on reverse acquisition	27	777,131	-	-	-
Acquisition of property, plant and equipment	16	(70,251)	(65,901)	(40,823)	-
Acquisition of intangible assets	17	(33,313)	(28,696)	(52,011)	-
Payments for other assets	18	(1,194,103)	-	(1,194,103)	-
Loans to controlled entities		-	-	(471,768)	(66,251)
Loans to related parties		(370,461)	-	(370,461)	(1,542,816)
Net cash from investing activities		1,212,045	(94,597)	76,012	(1,577,982)
Cash flows from financing activities					
Proceeds from the issue of share capital		11,439,325	5,578,805	11,439,325	-
Proceeds from the issue of convertible notes	20	11,005,005	-	6,000,000	-
Redemption of convertible notes	20	(7,346,000)	-	(2,620,000)	-
Proceeds of borrowings	20	8,845,676	1,842,816	5,720,000	2,562,441
Repayment of borrowings	20	(5,301,000)	-	(2,551,000)	(38,276)
Payment of transaction costs	20	(217,318)	-	(217,318)	-
Net cash from financing activities		18,425,688	7,421,621	17,771,007	2,524,165
Net increase in cash and cash equivalents		1,312,122	290,367	821,661	306,719
Cash and cash equivalents at 1 July		278,447	-	777,131	470,412
Effect of exchange rate fluctuations on cash held		13,168	(11,920)	-	-
Cash and cash equivalents at 30 June	9	1,603,737	278,447	1,598,792	777,131

The statements of cash flows are to be read in conjunction with the accompanying notes to the financial statements.

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

1. Significant accounting policies

Impact Capital Limited (the 'Company') is a company domiciled in Australia. The consolidated financial report of the Company for the financial year ended 30 June 2006 comprise the accounting parent (being Impact Funding Limited) and its subsidiaries (together referred to as the 'consolidated entity') and the consolidated entity's interest in associates.

The financial report was authorised for issue by the directors on 7 September 2006.

(a) Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards ('AASBs') adopted by the Australian Accounting Standards Board ('AASB') and the Corporations Act 2001. International Financial Reporting Standards ('IFRSs') form the basis of Australian Accounting Standards ('AASBs') adopted by the AASB, and for the purpose of this report are called Australian equivalents to IFRS ('AIFRS') to distinguish from previous Australian GAAP. The financial reports of the consolidated entity and the Company also comply with IFRSs and interpretations adopted by the International Accounting Standards Board.

This is the consolidated entity's first financial report prepared in accordance with Australian Accounting Standards, being AIFRS and IFRS, and AASB 1 *First-Time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied. An explanation of how the transition to AIFRS has affected the reported financial position, financial performance and cash flows of the consolidated entity and the Company is provided in Note 32.

(b) Basis of preparation
(i) Reverse acquisition accounting

The consolidated financial statements have been prepared using reverse acquisition accounting. As a consequence of applying reverse acquisition accounting, the consolidated results comprise the results of Impact Funding Limited consolidated group plus those of Impact Capital Limited from 1 July, 2005, the date of the reverse acquisition. The consolidated results for 2005 financial year comprise the results of the Impact Funding Limited consolidated group. The Company results for 2005 financial year comprise the results of Impact Capital Limited.

In reverse acquisition accounting, the cost of the business is deemed to have been incurred by the legal subsidiary (the acquirer for accounting purposes) in the form of equity instruments issued to the owners of the legal parent (the acquiree for accounting purposes).

The consolidated financial statements prepared following the reverse acquisition are issued in the name of the Impact Capital Limited as legal parent, but represent a consolidation of the financial statements of Impact Funding Limited as the legal subsidiary and its controlled entities as follows:
- the assets and liabilities of Impact Funding Limited are recognised and measured in the consolidated financial statements at their pre-combination carrying amounts;
- the retained earnings and other equity balances recognised in the consolidated financial statements are the retained earnings and other equity balances of Impact Funding Limited immediately before the business combination; and
- the amount recognised as issued equity instruments are determined by adding to the issued equity of the Impact Funding Limited immediately before the business combination, the cost of the combination.

(ii) Accounting standards and amendments

The financial report is presented in Australian dollars. The entity has elected to early adopt the following accounting standards and amendments as at transition date:
- AASB 119 *Employee Benefits* (December 2004).
- AASB 2004-3 *Amendments to Australian Accounting Standards* (December 2004) amending AASB 1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards* (July 2004), AASB 101 *Presentation of Financial Statements* and AASB 124 *Related Party Disclosures.*

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

1. Significant accounting policies (continued)
(b) Basis of preparation (continued)
(ii) Accounting standards and amendments (continued)

- AASB 2005-1 *Amendments to Australian Accounting Standards* (May 2005) amending AASB 139 *Financial Instruments: Recognition and Measurement.*
- AASB 2005-3 *Amendments to Australian Accounting Standards* (June 2005) amending AASB 119 *Employee Benefits* (either July or December 2004).
- AASB 2005-4 *Amendments to Australian Accounting Standards* (June 2005) amending AASB 139 *Financial Instruments: Recognition and Measurement,* AASB 132 *Financial Instruments: Disclosure and Presentation,* AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* (July 2004), AASB 1023 *General Insurance Contracts* and AASB 1038 *Life Insurance Contracts.*
- AASB 2005-5 *Amendments to Australian Accounting Standards* (June 2005) amending AASB 1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards* (July 2004), and AASB 139 *Financial Instruments: Recognition and Measurement.*
- AASB 2005-6 *Amendments to Australian Accounting Standards* (June 2005) amending AASB 3 *Business Combinations*
- AASB 2006-1 *Amendments to Australian Accounting Standards* (January 2006) amending AASB 121 *The Effects of Changes in Foreign Exchange Rates* (July 2004).

The impact of early adoption is set out in Note 32.

The following standards and amendments were available for early adoption but have not been applied by the consolidated entity in these financial statements:

- AASB 7 *Financial instruments: Disclosure* (August 2005) replacing the presentation requirements of financial instruments in AASB 132. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007.
- AASB 2005-9 *Amendments to Australian Accounting Standards* (September 2005) requires that liabilities arising from the issue of financial guarantee contracts are recognised in the balance sheet. AASB 2005-9 is applicable for annual reporting periods beginning on or after 1 January 2006
- AASB 2005-10 *Amendments to Australian Accounting Standards* (September 2005) makes consequential amendments to AASB 132 *Financial Instruments: Disclosures and Presentation,* AASB 101 *Presentation of Financial Statements,* AASB 114 *Segment Reporting,* AASB 117 *Leases,* AASB 133 *Earnings per Share,* AASB 139 *Financial Instruments: Recognition and Measurement,* AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards,* AASB 4 *Insurance Contracts,* AASB 1023 *General Insurance Contracts* and AASB 1038 *Life Insurance Contracts,* arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007.

The consolidated entity plans to adopt these standards and amendments in the 2007 financial year.

The initial application of *AASB 7* and *AASB 2005-10* is not expected to have an impact on the financial results of the Company and the consolidated entity as the standard and amendment are concerned only with disclosures.

The Company and the consolidated entity are currently evaluating the impact that the initial application of *AASB 2005-9* may have on the financial statements.

The financial report is prepared on the historical cost basis except for derivative financial instruments which are stated at fair value.

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

1.   Significant accounting policies (continued)

(b)   Basis of preparation (continued)

(iii)   *Judgements, estimates and assumptions*

The preparation of a financial report in conformity with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. These accounting policies have been consistently applied by each entity in the consolidated entity.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of Australian Accounting Standards that have a significant effect on the financial report and estimates with a significant risk of material adjustment in the next year are discussed in Note 1(z).

(iv)   *Application*

The accounting policies set out below have been applied consistently to all periods presented in the consolidated financial report.

The accounting policies have been applied consistently by all entities in the consolidated entity.

(c)   Basis of consolidation

(i)   *Subsidiaries*

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Investments in subsidiaries are carried at their cost of acquisition in the Company's financial statements.

(ii)   *Associates*

Associates are those entities in which the consolidated entity has significant influence, but not control, over the financial and operating policies. The consolidated financial statements includes the consolidated entity's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the consolidated entity's share of losses exceeds its interest in an associate, the consolidated entity's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the consolidated entity has incurred legal or constructive obligations or made payments on behalf of an associate.

In the Company's financial statements, investments in associates are carried at cost.

(iii)   *Transactions eliminated on consolidation*

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements.

Unrealised gains arising from transactions with associates are eliminated to the extent of the consolidated entity's interest in the entity with adjustments made to the 'Investment in associates' and 'Share of associates net profit' accounts.

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

1.   Significant accounting policies (continued)

(c)   Basis of consolidation (continued)

(iii)   Transactions eliminated on consolidation (continued)

Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. Gains and losses are recognised as the contributed assets are consumed or sold by the associate, when the consolidated entity's interest in such entities is disposed of.

(d)   Foreign currency

(i)   Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Australian dollars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

(ii)   Financial statements of foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations, excluding foreign operations in hyperinflationary economies, are translated to Australian dollars at rates approximating to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity.

(iii)   Net investment in foreign operations

Exchange differences arising from the translation of the net investment in foreign operations, and of related hedges are taken to translation reserve. They are released into the income statement upon disposal.

(e)   Property, plant and equipment

(i)   Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (see accounting policy (l)).

(ii)   Subsequent costs

The consolidated entity recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied within the item will flow to the consolidated entity and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

(iii)   Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. The range of depreciation rates used for each class of asset, in the current and comparative periods, are as follows:

- furniture and fittings   7.5 – 30%
- office equipment   11 – 40%
- motor vehicles   20%

The residual value, if not insignificant, is reassessed annually.

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

1. Significant accounting policies (continued)

(f) Intangible assets

(i) Goodwill

Business combinations

All business combinations are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash generating units and is tested annually for impairment (see accounting policy (l)). In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Negative goodwill arising on an acquisition is recognised directly in profit or loss.

(ii) Other intangible assets

Other intangible assets that are acquired by the consolidated entity are stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy (l)).

Expenditure on internally generated goodwill and brands is recognised in the income statements as an expense as incurred.

(iii) Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

(iv) Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Goodwill and intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Other intangible assets are amortised from the date they are available for use.

The estimated useful lives in the current and comparative periods are as follows:
* computer software   2.5 to 5 years

(g) Trade and other receivables

Current accounting policy

Trade and other receivables are stated at their amortised cost less impairment losses (see accounting policy (l)).

Comparative period policy

Trade and other receivables are carried at invoiced amounts. The collectability of debts is assessed at reporting date and specific provision is made for any doubtful amounts. Bad debts are written off as incurred.

(h) Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The cost of inventories is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition.

(i) Net loans and advances

Loans and advances are recognised at amortised cost.

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

1. Significant accounting policies (continued)

(j) Loan provisioning

Current accounting policy

All loans are subject to continuous management review to assess if there is any indication of impairment. If any such indication exists, the recoverable amount of the loan or group of loans is estimated (see accounting policy (l)(i)).

Comparative period policy

Loans and advances are recognised at recoverable amount, after assessing required provisions for impairment. Impairment of a loan is recognised when there is reasonable doubt that not all the principal and interest can be collected in accordance with the terms of the loan agreement. Impairment is assessed by specific identification in relation to individual loans and by estimation of expected losses in relation to loan portfolios where specific identification is impracticable. Bad debts are written off when identified.

An amount equal to 1% of each new loan is provided for as an expense in the month that the loan is advanced.

(k) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the consolidated entity's cash management are included as a component of cash and cash equivalent for the purpose of the statement of cash flows.

(l) Impairment

Current accounting policy

The carrying amounts of the consolidated entity's assets, other than inventories (see accounting policy (h)) and deferred tax assets (see accounting policy (u)), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated (see accounting policy l(i)).

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement, unless an asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through profit or loss.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

(i) Calculation of recoverable amount

The recoverable amount of the consolidated entity's receivables, loans and advances carried at amortised cost, is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

Impairment of receivables, loans and advances is not recognised until objective evidence is available that a loss event has occurred. Significant items are individually assessed for impairment. Impairment testing of significant items not assessed as impaired individually, is performed by placing them into portfolios of significant items with similar risk profiles and undertaking a collective assessment of impairment. Non-significant items are not individually assessed. Instead, impairment testing is performed by placing non-significant items in portfolios of similar risk profiles, based on objective evidence from historical experience adjusted for any effects of conditions existing at each balance sheet date.

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

1. Significant accounting policies (continued)

(l) Impairment (continued)

(i) Calculation of recoverable amount (continued)

The recoverable amount of other assets is the greater of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(ii) Reversals of impairment

Impairment losses, other than in respect of goodwill, are reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimate used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

An impairment loss in respect of a receivable, loan or advance carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(iii) De-recognition of financial assets and liabilities

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised when:

- the rights to receive cash flows from the asset have expired
- the consolidated entity retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party; or
- the consolidated entity has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in the income statement.

Comparative period policy – impairment and de-recognition

The carrying amounts of non-current financial assets other than loans and advances, valued on the cost basis, were reviewed to determine whether they were in excess of their recoverable amount at the reporting date. If the carrying amount of a non-current financial asset exceeded its recoverable amount, the financial asset was written down to the lower amount. The write-down was expensed in the reporting period in which it occurred.

Where a group of assets working together supported the generation of cash inflows, the recoverable amount was assessed in relation to that group of assets.

In assessing recoverable amounts of non-current financial assets, the relevant cash flows were not discounted to their present values.

Impairment losses were reversed through the profit and loss but only to the extent of the original cost.

An asset was de-recognised when the contractual right to receive or exchange cash no longer existed. A liability was de-recognised when the contractual obligation to deliver or exchange cash no longer existed.

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

1. Significant accounting policies (continued)

(m) Share capital

(i) Dividends

Dividends are recognised as a liability in the period in which they are declared.

(ii) Transaction costs

Transaction costs of an equity transaction are accounted for as a deduction from equity, net of any related income tax benefit.

(n) Convertible notes

Convertible notes that can be converted to share capital at the option of the holder, where the number of shares issued does not vary with changes in their fair value, are accounted for as compound financial instruments. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds. The equity component of the convertible notes is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. Based on the current interest rates for similar liabilities without a conversion option, the equity component is not considered to be material and the convertible notes on issue have been classified in total as a financial liability. The interest expense recognised in the income statement is calculated using the effective interest method.

(o) Interest-bearing borrowings

Current accounting policy

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Comparative period policy

Loans are recognised at their principal amount. Interest is accrued at the contracted rate.

(p) Employee benefits

(i) Defined contribution superannuation funds

Obligations for contributions to defined contribution superannuation funds are recognised as an expense in the income statement as incurred.

(ii) Wages, salaries, annual leave and non-monetary benefits

Liabilities for employee benefits for wages, salaries, annual leave and sick leave that are expected to be settled within 12 months of the reporting date represent present obligations resulting from employees' services provided to reporting date, are calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs, such as workers compensation insurance and payroll tax. Non-accumulating non-monetary benefits, are expensed based on the net marginal cost to the consolidated entity as the benefits are taken by the employees.

(q) Trade and other payables

Current accounting policy

Trade and other payables are stated at their amortised cost. Trade payables are non-interest bearing and are normally settled on 30-day terms.

Comparative period policy

Trade and other payables are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received whether or not billed to the company.

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

1. **Significant accounting policies (continued)**

(r) **Provisions**

A provision is recognised in the balance sheet when the consolidated entity has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(s) **Revenue**

(i) *Interest income*

Interest income, including fees that are an integral part of the effective interest rate of a financial instrument, is brought to account on an accruals basis, using the effective interest rate method.

(ii) *Dividend income*

Dividends from controlled entities are recognised by the parent entity when declared by the controlled entities.

(t) **Expenses**

(i) *Operating lease payments*

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense and spread over the lease term.

(ii) *Interest expense*

Interest expense is calculated using the effective interest method. Borrowing costs are expensed as incurred and included in interest expense.

(u) **Income tax**

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Tax consolidation

The Company is the head entity in a tax-consolidated group comprising the Company and all of its Australian wholly owned subsidiaries. The implementation date of the tax-consolidations system for the tax-consolidated group is 1 July 2005.

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

1. **Significant accounting policies (continued)**

(u) **Income tax (continued)**

Tax consolidation (continued)

The current and deferred tax amounts for the tax-consolidated group are allocated among the entities in the group using a "stand-alone taxpayer" approach whereby each entity in the tax-consolidated group measures its current and deferred taxes as if it continued to be a separately taxable entity in its own right. Deferred tax assets and deferred tax liabilities are measured by reference to the carrying amounts of the assets and liabilities in the Company's balance sheet and their tax values applying under tax consolidation.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses assumed by the head entity from the subsidiaries in the tax-consolidated group are recognised in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised by the Company as an equity contribution to or distribution from the subsidiary. Distributions firstly reduce the carrying amount of the investment in the subsidiary and are then recognised as revenue.

The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised. Any subsequent period adjustments to deferred tax assets arising from unused tax losses assumed from subsidiaries are recognised by the head entity only.

Nature of tax funding arrangements and tax sharing arrangements

The members of the tax-consolidated group intend to enter into a tax funding arrangement which sets out the funding obligations of members of the tax-consolidated group in respect of tax amounts. The tax funding arrangements require payments to / from the head entity equal to the current tax liability (asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity. The tax funding agreement has been drafted but is the subject of a final review by management prior to signing by directors. The accounting treatment adopted in these financial statements assumes that this tax funding agreement is in place.

The members of the tax-consolidated group also intend to enter into a valid Tax Sharing Agreement under the tax consolidation legislation which sets out the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations and the treatment of entities leaving the tax-consolidated group. This agreement has also been drafted and is the subject of a final review by management prior to signing by the directors.

No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

(v) **Segment reporting**

A segment is a distinguishable component of the consolidated entity that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

(w) **Discontinued operations**

A discontinued operation is a component of the consolidated entity's business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs upon disposal, abandonment or when the operation meets the criteria to be classified as held for sale, if earlier.

(x) **Goods and services tax**

Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the balance sheet.

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

1.   Significant accounting policies (continued)

(x)   Goods and services tax (continued)

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(y)   Derivative financial instruments

Derivative financial instruments are initially recognised at fair value. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement.

(z)   Accounting estimates and judgements

Management discussed with the Audit Committee the development, selection and disclosure of the consolidated entity's critical accounting policies and estimates and the application of these policies and estimates. The estimates and judgements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i)   Key sources of estimation uncertainty

Note 17 contains information about the assumptions and their risk factors relating to goodwill impairment

(ii)   Impairment of goodwill and intangibles with indefinite useful lives

The consolidated entity assesses whether goodwill and intangibles with indefinite useful lives are impaired at least annually in accordance with the accounting policy in Note 1(l). These calculations involve an estimation of the recoverable amount of the cash-generating units to which the goodwill and intangibles with indefinite useful lives are allocated.

(iii)   Impairment of loans and advances

The consolidated entity continually assesses whether loans and advances are impaired in accordance with the accounting policy (j). These calculations involve an estimate of the recoverable amount of either the individual loan or advance and portfolios of loans and advances with similar risk profiles.

(iv)   Valuation of options in associate

The fair value of options over the ordinary shares in the associate have been measured based on the binominal option-pricing model to which a risk adjustment estimate has been applied. As Impact Holdings (UK) Plc has a limited history as a listed entity and other comparable securities were not readily available, the application of this estimate is considered appropriate as the model requires certain inputs including expected volatility of the price of the underlying security, calculated with reference to historical volatility.

2.   Segment reporting

Segment information is presented only in respect of the consolidated entity's geographical segments as it operates wholly within the business segment of pre-settlement lending. This format is based on the consolidated entity's management and internal reporting structure.

Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The allocations recognise that whilst costs may have been incurred by the Company, they may relate to the operating activities of another geographical segment. .

Unallocated items comprise mainly corporate assets and expenses.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

2. Segment reporting (continued)

Geographical Segments

In AUD	Australia		United Kingdom (Discontinued)		United Kingdom (Continuing)		Eliminations		Consolidated		Less: United Kingdom (Discontinued)		Consolidated (Continuing Operations)	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Income:														
Net interest income:														
External interest income	3,487,029	1,053,471	525,889	6,290	-	-	-	-	4,012,918	1,059,761	525,889	6,290	3,487,029	1,053,471
External interest expense	(653,631)	(48,740)	(258,424)	-	-	-	-	-	(912,055)	(48,740)	(258,424)	-	(653,631)	(48,740)
Net interest income from external sources	2,833,398	1,004,731	267,465	6,290	-	-	-	-	3,100,863	1,011,021	267,465	6,290	2,833,398	1,004,731
Inter-segmental net interest	160,610	-	(160,610)	-	-	-	-	-						
Total income after interest expense	2,994,008	1,004,731	106,855	6,290	-	-	-	-	3,100,863	1,011,021	267,465	6,290	2,833,398	1,004,731
Segment result	364,477	(217,757)	(1,081,161)	(542,737)	-	-	-	-	(716,684)	(760,494)	(1,081,161)	(542,737)	364,477	(217,757)
Unallocated expenses									(300,242)	(62,127)			(300,242)	(62,127)
Profit / (loss) before tax									(1,016,926)	(822,621)	(1,081,161)	(542,737)	64,235	(279,884)
Income tax benefit / (expense)									142,078	66,012	118,112	2,613	23,966	63,399
Gain on sale of discontinued operation									3,171,099	-	3,171,099	-	-	-
Income tax benefit / (expense)									(495,644)	-	(495,644)	-	-	-
Gain on sale of discontinued operation, net of tax									2,675,455	-	2,675,455	-	-	-
Profit / (loss) for the period									1,800,607	(756,609)	1,712,406	(540,124)	88,201	(216,485)

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

2. Segment reporting (continued)

Geographical Segments (continued)

In AUD	Australia 2006	Australia 2005	United Kingdom (Discontinued) 2006	United Kingdom (Discontinued) 2005	United Kingdom (Continuing) 2006	United Kingdom (Continuing) 2005	Eliminations 2006	Eliminations 2005	Consolidated 2006	Consolidated 2005	Less: United Kingdom (Discontinued) 2006	Less: United Kingdom (Discontinued) 2005	Consolidated (Continuing Operations) 2006	Consolidated (Continuing Operations) 2005
Segment assets	24,061,809	6,579,308	532,119	316,249	422,447	-	-	-	25,016,375	6,895,557	532,119	316,249	24,061,809	6,579,308
Investment in associates	-	-	-	-	3,240,252	-	-	-	3,240,252	-	-	-	3,662,699	-
Unallocated assets									395,796				395,796	
Total assets									28,652,423	6,895,557	532,119	316,249	28,120,304	6,579,308
Segment liabilities	8,859,935	2,051,114	-	34,167			-	-	8,859,935	2,085,281	-	34,167	8,859,935	2,051,114
Unallocated liabilities									387,393				387,393	
Total liabilities									9,247,328	2,085,281	-	34,167	9,247,328	2,051,114
Cash flows from operating activities	(12,497,398)	(6,486,626)	(5,828,213)	(549,831)	-	-	-	-	(18,325,611)	(7,036,457)	(5,828,213)	549,831	(12,497,398)	(6,486,626)
Cash flows from investing activities	(839,020)	(887,394)	2,051,065	(41,529)	-	-	-	834,126	1,212,045	(94,797)	2,051,065	41,529	(839,020)	(53,268)
Cash flows from financing activities	12,687,372	7,421,621	5,738,316	822,206	-	-	-	(822,206)	18,425,688	7,421,621	5,738,316	822,206	12,687,372	7,421,621
Capital expenditure	52,687	53,068	50,877	41,529	-	-	-	-	103,564	94,597	50,877	41,529	52,687	53,068
Impairment losses	329,518	83,953	39,618	-	-	-	-	-	369,136	83,953	39,618	-	329,518	83,953

Business Segments

Impact Capital Limited and its controlled entities operate wholly in the pre-settlement lending market.

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

3. Other income

In AUD	Note	Consolidated		The Company	
		2006	2005	2006	2005
Net gain on disposal of property, plant and equipment		527	-	-	-
Net foreign exchange gain		-	-	181,443	-
		527	-	181,443	-

4. Other expenses

In AUD	Consolidated		The Company	
	2006	2005	2006	2005
Net foreign exchange loss	71,888	-	-	-
Other expenses	44,202	24,220	22,278	-
	116,090	24,220	22,278	-

5. Auditors' remuneration

In AUD	Consolidated		The Company	
	2006	2005	2006	2005
Audit services				
Auditors of the Company				
KPMG Australia:				
Audit and review of financial reports	84,536	35,000	84,536	-
Overseas KPMG Firms:				
Audit and review of financial reports	21,686	-	-	-
	106,222	35,000	84,536	-
Other auditors				
Audit and review of financial reports	-	-	-	27,000
	106,222	35,000	84,536	27,000

Other services
Auditors of the Company

	Consolidated		The Company	
	2006	2005	2006	2005
KPMG Australia				
Other assurance services	34,914	10,000	34,917	-
Taxation services	10,000	-	10,000	-
	44,914	10,000	44,917	-

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

6. Income tax expense

Recognised in the income statement

	Note	Consolidated		The Company	
In AUD		2006	2005	2006	2005
Current tax expense / (benefit)					
Current year		444,493	-	190,895	-
Adjustments for prior years		-	-	-	-
		444,493	-	190,895	-
Deferred tax expense / (benefit)					
Origination and reversal of temporary differences		(90,927)	(66,012)	(112,786)	-
	15	(90,927)	(66,012)	(112,786)	-
Total income tax expense / (benefit) in income statement		353,566	(66,012)	78,109	-
Attributable to:					
Continuing operations		(23,966)	(63,399)	(341,536)	-
Discontinuing operations		377,532	(2,613)	419,645	-
		353,566	(66,012)	78,109	-

Numerical reconciliation between tax expense and pre-tax net profit

	Note	Consolidated		The Company	
In AUD		2006	2005	2006	2005
Profit / (loss) before tax - continuing operations		64,235	(279,884)	(911,531)	-
Profit / (loss) before tax - discontinued operations	7	2,089,938	(542,737)	2,579,062	(1,241,552)
Profit / (loss) before tax		2,154,173	(822,621)	1,667,531	(1,241,552)
Income tax using the domestic corporation tax rate of 30% (2005: 30%)		646,252	(246,786)	500,259	(372,466)
Increase in income tax expense due to:					
Non-deductible expenses		29,654	2,051	1,811	22,418
Effect of tax losses not recognised		-	178,723	-	350,048
Decrease in income tax expense due to:			-		-
Benefit of timing differences recognised		(72,892)	-	(69,887)	-
Non-assessable gain on sale of discontinued operations	7	(249,448)	-	(354,074)	-
		353,566	(66,012)	78,109	-
Under / (over) provided in prior years		-	-	-	-
Income tax expense / (benefit) on pre-tax net profit / (loss)		353,566	(66,012)	78,109	-

Deferred tax recognised directly in equity

	Note	Consolidated		The Company	
In AUD		2006	2005	2006	2005
Relating to share issue costs	15	(238,856)	-	(238,856)	-

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

7. Discontinued operations

As a consequence of applying reverse acquisition accounting, the comparative consolidated information presented below represents the results and cash flows of this discontinued operation as a part of the Impact Funding Limited consolidated group. The Company information represents the results and cash flows of this discontinued operation as a part of Impact Capital Limited.

(a) Sale of Impact Funding (UK) Limited

In June 2006, the consolidated entity sold its subsidiary, Impact Funding (UK) Limited, a separate geographical segment (see note 2). Impact Funding (UK) Limited is reported in this financial report as a discontinued operation.

(i) Financial performance and cash flow information

In AUD	Consolidated 2006	2005	The Company 2006	2005
Revenue	525,889	6,290	-	-
Expenses	(1,607,050)	(549,027)	-	-
Profit / (loss) before tax	(1,081,161)	(542,737)	-	-
Income tax expense / (benefit)	(118,112)	(2,613)	-	-
Profit / (loss) after income tax of discontinued operations	(963,049)	(540,124)	-	-
Gain on sale of discontinued operation before income tax	3,171,099	-	2,579,062	-
Income tax expense / (benefit)	495,644	-	419,645	-
Gain on sale of discontinued operation after income tax	2,675,455	-	2,159,417	-
Profit/ (loss) from discontinued operations	1,712,406	(540,124)	2,159,417	-
Net cash (outflow) from operating activities	(5,828,213)	(549,831)	-	-
Net cash inflow / (outflow) from investing activities	2,051,065	(41,529)	2,205,178	-
Net cash inflow from financing activities	5,738,316	822,206	-	-
Net increase / (decrease) in cash generated by discontinued operations	1,961,168	(230,846)	2,205,178	-

(ii) Effect of the disposal on individual assets and liabilities

In AUD	Note	Consolidated 2006	2005	The Company 2006	2005
Cash and cash equivalents		103,235	-	-	-
Trade and other receivables		7,007	-	-	-
Net loans and advances		5,098,622	-	-	-
Investments		-	-	5,284,864	-
Deferred tax asset		2,763	-	-	-
Property, plant and equipment		63,584	-	-	-
Other assets		38,789	-	-	-
Trade and other payables		(2,302)	-	-	-
Interest-bearing loans and borrowings		(1,227,055)	-	-	-
Net identifiable assets and liabilities		4,084,643	-	5,284,864	-

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

7. Discontinued operations (continued)

(iii) Consideration

	Note	Consolidated		The Company	
In AUD		**2006**	**2005**	**2006**	**2005**
Consideration received or receivable (net of transaction costs):					
Cash		2,512,526	-	2,512,526	-
Other receivable		1,241,228	-	1,241,228	-
Investment in associate	14	3,240,252	-	4,129,129	-
Options in associate	13	422,447		422,447	
Transaction costs		(441,404)	-	(441,404)	
Total net consideration		**6,975,049**	**-**	**7,863,926**	**-**
Consideration received in cash		2,512,526	-	2,512,526	-
Disposal transaction costs paid in cash		(307,348)	-	(307,348)	-
Cash disposed of		(103,236)	-	-	-
Net cash inflow		**2,101,942**	**-**	**2,205,178**	**-**
Reconciled to gain on sale of discontinued operations as follows:					
Net consideration received or receivable		6,975,049	-	7,863,926	-
Net identifiable assets and liabilities		(4,084,643)	-	(5,284,864)	-
Release of translation reserve on disposal		280,693	-	-	-
		3,171,099		**2,579,062**	

(b) Discontinuation of cleaning products business

In June 2005, the Company abandoned the household cleaning products business, and upon the reverse acquisition of Impact Funding Limited undertook its operating activities being pre-settlement lending.

As a consequence of applying reverse acquisition accounting, the comparative consolidated information presented below represents the discontinued operations of Impact Funding Limited consolidated group and hence does not include the results and cash flows of the discontinuation of the cleaning products business.

The Company information represents the results and cash flows of this discontinued operation as a part of Impact Capital Limited.

	Consolidated		The Company	
In AUD	**2006**	**2005**	**2006**	**2005**
Revenue	-	-	-	445,617
Expenses	-	-	-	(1,687,169)
Loss before tax	-	-	-	(1,241,552)
Income tax expense / (benefit)	-	-	-	-
(Loss) after income tax of discontinued operations	-	-	-	(1,241,552)
Gain on sale of discontinued operation before income tax	-	-	-	-
Income tax expense	-	-	-	-
Gain on sale of discontinued operation after income tax	-	-	-	-
Profit/ (loss) from discontinued operations	**-**	**-**	**-**	**(1,241,552)**

Impact Capital Limited and its controlled entities

Notes to the consolidated financial statements

7. Discontinued operations (continued)

(b) **Discontinuation of cleaning products business (continued)**

	Consolidated		The Company	
In AUD	**2006**	**2005**	**2006**	**2005**
Net cash (outflow) from operating activities	-	-	-	(639,464)
Net cash inflow from investing activities	-	-	-	31,085
Net cash inflow from financing activities	-	-	-	14,098
Net increase / (decrease) in cash generated by discontinued operations	-	-	-	**(594,281)**

8. Earnings per share

Basic earnings per share

The calculation of basic earnings per share at 30 June 2006 was based on the profit attributable to ordinary shareholders of $1,800,607 (2005: loss of $756,609) and a weighted average number of ordinary shares outstanding during the financial year ended 30 June 2006 of 49,948,408 (2005: 36,700,000).

AASB 3 *Business Combinations* requires the acquisition by the Company of Impact Funding Limited on 1 July 2005 to be accounted for as a reverse acquisition (refer Note 1(b)). Consistent with this treatment, the weighted average number of ordinary shares for the year ended 30 June, 2005 is the number of ordinary shares issued by the parent (Impact Capital Limited) to the shareholders of the legal subsidiary in the reverse acquisition.

Earnings / (loss) per share is calculated as follows:

Profit / (loss) attributable to ordinary shareholders

	Note	Consolidated	
In AUD		**2006**	**2005**
Profit / (loss) attributable to ordinary shareholders		1,800,607	(756,609)

Weighted average number of ordinary shares

		2006	**2005**
Number of shares			
Issued ordinary shares at 1 July	23	4,002,048	-
Effect of shares issued pursuant to Impact Funding Limited acquisition on 1 July 2005	23	36,700,000	36,700,000
Effect of shares issued in July 2005	23	465,753	-
Effect of shares issued in February 2006	23	7,270,812	-
Effect of shares issued in March 2006	23	1,509,795	-
Weighted average number of ordinary shares at 30 June		49,948,408	36,700,000

The convertible notes recognised as a liability are not considered either ordinary or potential ordinary shares and as they are not dilutive they have not been included in either the basic or diluted earnings per share calculations.

Basic and diluted earnings per share for continuing and discontinuing operations

In AUD (cents)	**2006**	**2005**
From continuing operations	0.2	(0.6)
From discontinuing operations	3.4	(1.5)
	3.6	(2.1)

For the financial year ended 30 June 2006, earnings per share for continuing and discontinued operations has been calculated using the same figures as earnings per share, except that the profit for the period used in the calculation is the profit relating to continuing operations of $88,201 (2005: loss of $216,485) and the one relating to discontinued operations of $1,712,406 (2005: loss of $540,124).

Impact Capital Limited and its controlled entities

Notes to the consolidated financial statements

9. Cash and cash equivalents

	Consolidated		The Company	
In AUD	**2006**	**2005**	**2006**	**2005**
Bank balances and call deposits	1,603,737	362,802	1,598,792	777,131
Cash and cash equivalents	1,603,737	362,802	1,598,792	777,131
Bank overdraft repayable on demand	-	(84,355)	-	-
Cash and cash equivalents in the statement of cash flows	1,603,737	278,447	1,598,792	777,131

10. Trade and other receivables

	Note	Consolidated		The Company	
In AUD		**2006**	**2005**	**2006**	**2005**
Interest receivable		1,712,099	324,921	1,273,544	-
Trade receivables		-	-	-	7,588
Impairment losses		-	-	-	(3,200)
GST receivable		-	-	-	27,719
Other receivables [1]		1,221,541	-	1,221,541	-
Other related parties	29	-	-	-	1,542,816
Associates	29	902,580	-	902,580	-
Controlled entities		-	-	-	194,541
Impairment losses		-	-	-	(194,541)
		3,836,220	324,921	3,397,665	1,574,923

[1] Included in other receivables are amounts due from third parties under the Vendor Placing Agreement which formed a part of sale of Impact Funding (UK) Limited. Subsequent to balance date, one of the third parties withdrew from the placement contract and the Company has undertaken the recovery of these monies through the sale of the underlying shares on market. No impairment is considered necessary as the fair value of the shares less costs to sell is higher than the carrying value.

11. Inventories

	Consolidated		The Company	
In AUD	**2006**	**2005**	**2006**	**2005**
Finished goods – at net realisable value	-	-	-	1,666

12. Net loans and advances

	Consolidated		The Company	
In AUD	**2006**	**2005**	**2006**	**2005**
Loans and advances				
Pre-settlement	15,015,422	6,091,088	13,226,560	-
Outlay funding	1,268,943	-	1,268,943	-
Other	890,294	-	890,294	-
	17,174,659	6,091,088	15,385,797	-
Provision for impairment				
Balance at 1 July	83,953	-	-	-
Provisions made during the year	329,518	83,953	296,262	-
Write-offs during the year	(16,471)	-	(1,000)	-
Balance at 30 June	**397,000**	**83,953**	**295,262**	-
Net Loans and advances	**16,777,659**	**6,007,135**	**15,090,535**	-

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

13. Investments

In AUD	Note	Consolidated 2006	2005	The Company 2006	2005
Investments in controlled entities - at cost	26	-	-	8,128,316	-
Investment in associate - listed shares at cost	14	-	-	4,129,129	-
Options in associate – options at fair value		422,447	-	422,447	-
		422,447	-	12,679,892	-

The market value of the listed shares held in the associate at 30 June 2006 is $7,335,144

In addition to holding ordinary shares in the associate, the Company holds 3.4 million options over ordinary shares. The options are exercisable by the Company at any time in period to 20 June 2016 at an exercise price of 20 pence per option share. These options have been recognised in accordance with the accounting policy stated at note 1(y).

14. Investment accounting for using the equity method

In the financial statements of the Company, the investment in an associate are accounted for at cost and included with investments (refer to note 13). The consolidated entity accounts for the investment in an associate using the equity method.

The consolidated entity has the following investment in an associate:

In AUD	Consolidated 2006	2005	The Company 2006	2005
Impact Holdings (UK) Plc	3,240,252	-	-	-

At 30 June 2006 Impact Capital Limited has a 21% (2005: NIL) interest in Impact Holdings (UK) Plc, a company incorporated in the United Kingdom, listed on the London Stock Exchange Alternative Investment Market (AIM) and which is involved in pre-settlement lending in that country. The reporting date for Impact Holdings (UK) Plc is 31 March.

Impact Capital Limited acquired its interest in Impact Holdings (UK) Plc (formerly Nanotech Energy Plc) as part of the consideration received for the sale of its wholly owned subsidiary, Impact Funding (UK) Limited to Impact Holdings (UK) Plc on 19 June 2006.

Due to the limited time period that Impact Holdings (UK) Plc has been an associate of Impact Capital Limited, no share of the profit / (loss) of this company has been recognised within the consolidated accounts. The latest available audited financial statements of Impact Holdings (UK) Plc are for the financial year ended 31 March 2006 and therefore relate to a period prior to Impact Capital Limited's investment.

15. Deferred tax assets and liabilities
Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:
Consolidated

In AUD	Assets 2006	2005	Liabilities 2006	2005	Net 2006	2005
Provision for impairment of loans and advances	119,100	25,186	-	-	119,100	25,186
Accrued expenses	44,801	16,113	-	-	44,801	16,113
Employee benefits	5,967	2,226	-	-	5,967	2,226
Amortisable expenditure	34,382	16,125	-	-	34,382	16,125
Share issue costs	238,856	-	-	-	238,856	-
Unrealised foreign exchange gain	-	-	(54,433)	-	(54,433)	-
Other items	9,958	6,491	(2,835)	(129)	7,123	6,362
Tax assets / (liabilities)	453,064	66,141	(57,268)	(129)	395,796	66,012
Set off of tax	(57,268)	(129)	57,268	129	-	-
Net tax assets / (liabilities)	395,796	66,012	-	-	395,796	66,012

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

15. **Deferred tax assets and liabilities (continued)**
     Recognised deferred tax assets and liabilities (continued)
     The Company

	Assets		Liabilities		Net	
In AUD	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
Provision for impairment of loans and advances	88,579	-	-	-	88,579	-
Accrued expenses	44,801	-	-	-	44,801	-
Employee benefits	5,969	-	-	-	5,969	-
Amortisable expenditure	23,826	-	-	-	23,826	-
Share issue costs	238,856	-	-	-	238,856	-
Unrealised foreign exchange gain	-	-	(54,433)	-	(54,433)	-
Other items	6,880	-	(2,835)	-	4,045	-
Tax (assets) / liabilities	408,911	-	(57,268)	-	351,643	-
Set off of tax	(57,268)	-	57,268	-	-	-
Net tax (assets) / liabilities	351,643	-	-	-	351,643	-

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

16. Property, Plant and equipment

In AUD	Consolidated				The Company				
	Furniture & fittings	Office equipment	Motor vehicles	Total	Furniture & fittings	Office equipment	Plant & equipment	Leased plant & equipment	Total
Cost									
Balance at 1 July 2004	27,376	-	-	27,376	-	-	162,798	98,674	261,472
Other acquisitions	-	38,525	-	38,525	-	-	-	-	-
Disposals	-	-	-	-	-	-	(162,798)	(98,674)	(261,472)
Balance at 30 June 2005	27,376	38,525	-	65,901	-	-	-	-	-
Balance at 1 July 2005	27,376	38,525	-	65,901	-	-	-	-	-
Other acquisitions	6,035	26,678	37,538	70,251	18,169	22,654	-	-	40,823
Disposals	(15,811)	(40,310)	(37,538)	(93,659)	-	-	-	-	-
Effect of movements in foreign exchange	853	1,516	-	2,369	-	-	-	-	-
Balance at 30 June 2006	18,453	26,409	-	44,862	18,169	22,654	-	-	40,823

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

16. Property, Plant and equipment (continued)

Consolidated

In AUD	Note	Furniture & fittings	Office equipment	Motor vehicles	Total
Depreciation and impairment losses					
Balance at 1 July 2004		-	-	-	-
Depreciation charge for the year		2,822	5,289	-	8,111
Disposals		-	-	-	-
Effect of movements in foreign exchange		-	-	-	-
Balance at 30 June 2005		2,822	5,289	-	8,111
Balance at 1 July 2005		2,822	5,289	-	8,111
Depreciation charge for the year		6,631	19,593	6,373	32,597
Disposals		(7,565)	(17,036)	(6,719)	(31,320)
Effect of movements in foreign exchange		393	882	346	1,621
Balance at 30 June 2006		2,281	8,728	-	11,009
Carrying amounts					
At 1 July 2004		-	-	-	-
At 30 June 2005		24,554	33,236	-	57,790
At 1 July 2005		24,554	33,236	-	57,790
At 30 June 2006		16,172	17,681	-	33,853

The Company

In AUD	Office equipment	Furniture & fittings	Plant & equipment	Leased plant & equipment	Total
Depreciation and impairment losses					
Balance at 1 July 2004	-	-	133,743	66,585	200,328
Depreciation charge for the year	-	-	22,691	7,569	30,260
Disposals	-	-	(156,434)	(74,154)	(230,588)
Effect of movements in foreign exchange	-	-	-	-	-
Balance at 30 June 2005	-	-	-	-	-
Balance at 1 July 2005	-	-	-	-	-
Depreciation charge for the year	3,443	808	-	-	4,251
Disposals	-	-	-	-	-
Effect of movements in foreign exchange	-	-	-	-	-
Balance at 30 June 2006	3,443	808	-	-	4,251
Carrying amounts					
At 1 July 2004	-	-	29,055	32,089	61,144
At 30 June 2005	-	-	-	-	-
At 1 July 2005	-	-	-	-	-
At 30 June 2006	19,211	17,361	-	-	36,572

Depreciation charge

The depreciation charge is recognised in the following line items in the income statement:

	Consolidated		The Company	
	2006	2005	2006	2005
Depreciation and amortisation expense	9,592	1,542	4,251	-
Profit and loss of discontinued operation and gain on sale of discontinued operation, net of tax	23,005	6,569	-	-
	32,597	8,111	4,251	-

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

17. Intangible assets

In AUD	Note	Consolidated Goodwill	Consolidated Computer Software	Consolidated Total	The Company Goodwill	The Company Computer Software	The Company Total
Cost							
Balance at 1 July 2004		-	-	-	-	-	-
Acquisitions through business combinations		-	-	-	-	-	-
Other acquisitions		-	28,696	28,696	-	-	-
Balance at 30 June 2005		-	28,696	28,696	-	-	-
Balance at 1 July 2005		-	28,696	28,696	-	-	-
Acquisitions through business combinations	27	954,370	-	954,370	-	-	-
Other acquisitions		-	33,313	33,313	-	52,011	52,011
Balance at 30 June 2006		954,370	62,009	1,016,379	-	52,011	52,011
Amortisation and impairment losses							
Balance at 1 July 2004		-	-	-	-	-	-
Amortisation for the year		-	4,937	4,937	-	-	-
Impairment charge		-	-	-	-	-	-
Balance at 30 June 2005		-	4,937	4,937	-	-	-
Balance at 1 July 2005		-	4,937	4,937	-	-	-
Amortisation for the year		-	9,536	9,536	-	3,053	3,053
Impairment charge		-	-	-	-	-	-
Balance at 30 June 2006		-	14,473	14,473	-	3,053	3,053
Carrying amounts							
At 1 July 2004		-	-	-	-	-	-
At 30 June 2005		-	23,759	23,759	-	-	-
At 1 July 2005		-	23,759	23,759	-	-	-
At 30 June 2006		954,370	47,536	1,001,906	-	48,958	48,958

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

17. Intangible assets (continued)
Amortisation and impairment charge

The amortisation and impairment charge is recognised in the following line items in the income statement:

	Consolidated		The Company	
In AUD	**2006**	**2005**	**2006**	**2005**
Depreciation and amortisation expense	9,536	4,937	3,053	-
Profit and loss of discontinued operation and gain on sale of discontinued operation, net of tax	-	-	-	-
	9,536	4,937	3,053	-

Impairment tests for cash generating units containing goodwill

The following units have significant carrying amounts of goodwill:

	Consolidated		The Company	
In AUD	**2006**	**2005**	**2006**	**2005**
Australia	954,370	-	-	-

The recoverable amount of the Australian cash-generating unit is based on value in use calculations. Those calculations use cash flow projections based on actual operating results and the budget for 2007. Cash flows for a further four-year period are extrapolated using a ten per cent growth rate. This growth rate is a conservative estimate given the relative immaturity of the consolidated entity in its current form and is consistent with the average growth rate achieved by the lending industry within which the consolidated entity operates. A pre-tax discount rate of eight and half per cent has been used in discounting the projected cash flows.

Management have determined assumptions on income growth, gross interest margin, overhead costs, accessibility to and utilisation levels of debt funding based on current performance and expectations for the future.

The impairment testing highlights a reasonable buffer between the value-in-use and the net book value of the assets of the cash generating unit and therefore management believes that any reasonable possible change in the key assumptions would not cause the carrying amount of the cash generating unit to exceed the recoverable amount.

18. Other assets

	Consolidated		The Company	
In AUD	**2006**	**2005**	**2006**	**2005**
Deposits	200	200	200	-
Prepayments	146,250	52,938	146,250	14,900
Bank deposits	1,194,103	-	1,194,103	-
	1,340,553	53,138	1,340,553	14,900

The bank deposits are for restricted use under the terms of the bank bill facility agreement (refer Note 20). Therefore these deposits are not considered to be an integral part of the consolidated cash management and are excluded from cash or cash equivalents for the purposes of the statement of cash flows.

19. Trade and other payables

		Consolidated		The Company	
In AUD	*Note*	**2006**	**2005**	**2006**	**2005**
Payables and accrued expenses		431,924	153,677	428,628	236,162
Loans from controlled entities	29	-	-	7,079,503	-
		431,924	153,677	7,508,131	236,162

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

20. Interest-bearing loans and borrowings

This note provides information about the contractual terms of the consolidated entity's interest-bearing loans and borrowings. For more information about the consolidated entity's exposure to interest rate and foreign currency risk refer note 24.

	Consolidated		The Company	
In AUD	**2006**	**2005**	**2006**	**2005**
Bank overdraft - unsecured	-	84,355	-	-
Bank bill facility - secured	4,846,998	-	4,846,998	-
Convertible notes	3,357,593	-	3,357,593	-
Loan from related parties - unsecured	202,959	1,542,816	202,959	-
Other loans - unsecured	-	300,000	-	2,562,441
	8,407,550	1,927,171	8,407,550	2,562,441

Bank bill facility

	Consolidated		The Company	
In AUD	**2006**	**2005**	**2006**	**2005**
Proceeds from bank bill facility	5,000,000	-	5,000,000	-
Transaction costs	(162,330)	-	(162,330)	-
Net proceeds	4,837,670	-	4,837,670	-
Amortisation of transaction costs	9,328	-	9,328	-
Carrying amount of liability at 30 June	4,846,998	-	4,846,998	-

Financing facilities
Bank bill facility - secured	15,000,000	-	15,000,000	-
Bank overdraft - unsecured	-	84,355	-	-

Facilities utilised at reporting date
Bank bill facility - secured	5,000,000	-	5,000,000	-
Bank overdraft - unsecured	-	84,355	-	-

Facilities not utilised at reporting date
Bank bill facility - secured	10,000,000	-	10,000,000	-
Bank overdraft - unsecured	-	-	-	-

Financing arrangements
Bank overdraft
Interest on bank overdrafts is charged at prevailing market rates.

Bank bill facility
The bank bill facility is available until 19 May 2008, is subject to annual review and is secured by a fixed and floating charge over the assets of the Company and its wholly owned subsidiaries at 30 June 2006.

The bank bills are payable on the maturity date of each drawdown or the expiry date of the facility. Interest rates are variable based on the BBSW (Australian Bank Bill Swap Rate) plus a margin of 1.05% and are fixed at the date of each drawdown.

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

20. Interest-bearing loans and borrowings (continued)
Convertible notes

In AUD	Consolidated 2006	2005	The Company 2006	2005
Proceeds from issue of 6,000,000 $1 convertible notes	6,000,000	-	6,000,000	-
Transaction costs	(54,988)	-	(54,988)	-
Net proceeds	5,945,012	-	5,945,012	-
Redemption of 2,620,000 $1 convertible notes	(2,620,000)	-	(2,620,000)	-
Amortisation of transaction costs	32,581	-	32,581	-
Carrying amount of liability at 30 June	3,357,593	-	3,357,593	-

Under the terms of these notes, the holders had the option to receive one ordinary share for every note held however subsequent to balance date the Company has issued redemption notices in respect of all outstanding convertible notes. Therefore all notes will be redeemed at face value plus accrued interest within 3 months of the date of these notices. The convertible notes bear interest at a fixed rate of 12 per cent per annum.

In AUD	Consolidated 2006	2005	The Company 2006	2005
Proceeds from issue of 10,000,000 20p convertible notes	5,005,005	-	-	-
Redemption of 10,000,000 20p convertible notes	(5,005,005)	-	-	-
Carrying amount of liability at 30 June	-	-	-	-

During the year Impact Funding (UK) Limited issued convertible notes which gave note holders the option to receive one ordinary share of Impact Funding (UK) Limited for every note held. On 10 February 2006 all notes were redeemed at face value plus accrued interest. Interest was paid at a fixed rate of 12 per cent per annum.

Loans from related parties

In AUD	Consolidated 2006	2005	The Company 2006	2005
Impact Capital Limited – unsecured	-	1,533,658	-	-
Jalpont Pty Ltd - unsecured	200,000	-	200,000	-
Accreted interest capitalised	2,959	9,158	2,959	-
Carrying amount of liability	202,959	1,542,816	202,959	-

The loan from Impact Capital Limited, on which interest was paid at 12 per cent per annum, is treated as a loan from a controlled entity from 1 July, 2005, the date on which the reverse acquisition of Impact Capital Limited by Impact Funding Limited occurred.

The loan from Jalpont Pty Ltd, a director-related entity, on which interest was paid at a fixed rate of 12 per cent per annum, was repaid on 7 July, 2006 (refer Note 29).

Other loans

In AUD	Consolidated 2006	2005	The Company 2006	2005
Net loan proceeds	-	300,000	-	2,551,000
Accreted interest capitalised	-	-	-	11,441
Carrying amount of liability	-	300,000	-	2,562,441

The other loan of the consolidated entity, on which interest was paid at a fixed rate of 9 per cent per annum, was repaid during the year.

The other loan of the company, on which interest was paid at a fixed rate of 12 per cent per annum, was repaid during the year.

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

21. Income tax payable

The current tax liability for the consolidated entity of $387,393 (2005: Nil) and for the Company of $380,849 (2005: Nil) represents the amount of income taxes payable in respect of current financial periods. In accordance with the tax consolidation legislation, the company, as the head entity of the Australian tax consolidated group, has assumed the current tax liability initially recognised by the members in the tax consolidated group.

22. Employee benefits

	Consolidated		The Company	
In AUD	2006	2005	2006	2005
Salaries and wages accrued	563	-	563	-
Liability for annual leave	19,898	4,433	19,898	-
	20,461	4,433	20,461	-

The consolidated entity makes contributions to various defined contribution superannuation funds. The amount recognised as an expense was $38,647 for the financial year ended 30 June 2006 (2005: $4,662).

23. Capital and reserves
Share capital

The Company

Number of ordinary shares	2006	2005
On issue at 1 July	4,002,048	40,020,000
Consolidation on a one for ten basis	-	(36,017,952)
Issued pursuant to Impact Funding Limited acquisition	36,700,000	-
Issued for cash	24,451,070	-
On issue at 30 June – fully paid	65,153,118	4,002,048

Under AASB 3 Business Combinations, the acquisition of Impact Funding Limited on July 1, 2005 is accounted for as a reverse acquisition and as such, the legal subsidiary becomes the accounting parent under AIFRS. The effect of this on the issued capital of the group is the value of the issued capital of the group is that of the legal subsidiary, Impact Funding Limited.

For the purpose of calculating earnings and dividends per share, it is the number of ordinary shares of the legal parent that is used, being the 65,153,118 shares on issue as at 30 June 2006.

Effective 1 July 1998, the Company Law Review Act abolished the concept of par value shares and the concept of authorised capital. Accordingly, the Company does not have authorised capital or par value in respect of its issued shares.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations where their functional currency is different to the presentation currency of the reporting entity.

Dividends

No dividends have been declared or paid during the financial year (2005: Nil).

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

24. Financial instruments

Exposure to credit, interest rate and currency risks arises in the normal course of the consolidated entity's business.

Credit risk

Credit risk exposure represents the extent of credit-related losses that the consolidated entity maybe subject to on amounts to be received for financial assets.

Credit risk is managed through a rigorous risk assessment process for new loans and advances, obtaining recourse and / or collateral where appropriate and continuous management review throughout the term of the loan or advance.

At the balance sheet date a significant concentration of credit risk exists in respect of the consolidated entity's net loans and advances as 60.2% (2005: 87.1%) of total assets were represented by these loans. However there is no significant exposure to any individual client or legal practice.

The consolidated entity provides against credit risk, the maximum exposure to which is represented by the net carrying amount of each financial asset in the balance sheet.

Foreign currency risk

Foreign currency risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity's functional currency.

Until 19 June 2006 the consolidated entity was exposed to foreign exchange risk arising from exposures to the British pound through its operations based in the United Kingdom. This risk is now limited to the Company's investment in its associate.

The consolidated entity did not engage in any hedging activities to manage its foreign currency risk during the year or prior year.

Interest rate risk

The consolidated entity's and company's exposure to interest rate risk are predominantly from liabilities, which fund loans and advances, and which bear variable interest rates whilst the loans and advances are at fixed interest rates . The consolidated entity does not hedge its interest rate risk as the majority of loans and advances are expected to be repaid within 12 months from the date of advance.

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

24. Financial instruments (continued)

Effective interest rates and repricing analysis

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice.

Consolidated

In AUD

	Note	2006					2005				
		Effective interest rate	Total	6 months or less	6-12 months	1-2 years	Effective interest rate	Total	6 months or less	6-12 months	1-2 years
Assets											
Cash and cash equivalents	9	5.02%	1,603,737	1,603,737	-	-	4.2%	362,802	362,802	-	-
Trade and other receivables	10										
Interest receivable [1]		18.19%	1,712,099	-	1,712,099	-	14.95%	324,921	-	324,921	-
Other receivables		0%	1,221,541	1,221,541	-	-	-	-	-	-	-
Loans to related parties		0%	902,580	902,580	-	-	-	-	-	-	-
Net loans and advances [1]	12	18.19%	16,777,659	-	16,777,659	-	14.95%	6,007,135	-	6,007,135	-
Bank deposits	18	5.73%	1,194,103	1,194,103	-	-	-	-	-	-	-
Liabilities											
Trade and other payables	19	0%	(431,924)	(431,924)	-	-	0%	(153,677)	(153,677)	-	-
Interest bearing loans and advances	20										
Bank overdraft			-	-	-	-	5.5%	(84,355)	(84,355)	-	-
Bank bill facility		7.57%	(4,846,998)	(4,846,998)	-	-	-	-	-	-	-
Convertible notes [1]		12.66%	(3,357,593)	(3,357,593)	-	-	-	-	-	-	-
Loans from related parties [1]		12%	(202,959)	(202,959)	-	-	14.95%	(1,542,816)	(1,542,816)	-	-
Other loans [1]			-	-	-	-	9.0%	(300,000)	(300,000)	-	-
			14,572,245	(3,917,513)	18,489,758	-		4,614,010	(1,718,046)	6,332,056	-

[1] These liabilities bear interest at fixed rates.

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

24. Financial instruments (continued)

Effective interest rates and repricing analysis

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice.

The Company

In AUD	Note	2006					2005				
		Effective interest rate	Total	6 months or less	6-12 months	1-2 years	Effective interest rate	Total	6 months or less	6-12 months	1-2 years
Assets											
Cash and cash equivalents	9	5.04%	1,598,792	1,598,792	-	-	4.2%	777,131	777,131	-	-
Trade and other receivables	10										
Interest receivable[1]		18.04%	1,273,544	-	1,273,544	-	-	-	-	-	-
Other receivables		0%	1,221,541	1,221,541	-	-	-	-	-	-	-
Loans to related parties		0%	902,580	902,580	-	-	14.95%	1,542,816	1,542,816	-	-
Net loans and advances[1]	12	18.04%	15,090,535	-	15,090,535	-	-	-	-	-	-
Bank deposits	18	5.73%	1,194,103	1,194,103	-	-	-	-	-	-	-
Liabilities											
Trade and other payables	19	0%	(7,508,131)	(7,508,131)		-	0%	(236,162)	(236,162)		-
Interest bearing loans and advances	20										
Bank bill facility		7.57%	(4,846,998)	(4,846,998)	-	-	-	-	-	-	-
Convertible notes[1]		12.66%	(3,357,593)	(3,357,593)	-	-	-	-	-	-	-
Loans from related parties[1]		12%	(202,959)	(202,959)	-	-	-	-	-	-	-
Other loans[1]		-	-	-	-	-	12%	(2,562,441)	(2,562,441)	-	-
			5,365,414	(10,998,665)	16,364,079	-		(478,656)	(478,656)	-	-

[1] These assets / liabilities bear interest at fixed rates.

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

24 . Financial instruments (continued)

Fair values

The consolidated entity's financial assets and liabilities as disclosed in the balance sheet are carried at amounts that approximate their net fair value.

The Company's financial assets and liabilities as disclosed in the balance sheet are carried at amounts that approximate their net fair value.

25. Operating leases

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

	Consolidated		The Company	
In AUD	2006	2005	2006	2005
Less than one year	49,793	35,100	49,793	-
Between one and five years	35,844	38,025	35,844	-
More than five years	-	-	-	-
	85,637	73,125	85,637	-

The consolidated entity leases property under an operating lease expiring 31 July 2007. Lease payments are reviewed every year in line with the CPI. The lease provides the consolidated entity with a right of renewal at which time all terms are renegotiated.

The consolidated entity also leases office equipment under operating leases which typically run for five years.

The amounts recognised as an expense in the income statement are as follows:

	Consolidated		The Company	
	2006	2005	2006	2005
Operating lease payments	52,863	65,446	42,087	62,655

26. Consolidated entities

	Country of Incorporation	Ownership interest	
		2006	2005
Parent entity			
Impact Capital Limited			
Subsidiaries			
Impact Funding Limited*	Australia	100%	-
Impact Funding (UK) Ltd **	United Kingdom	-	-
Impact Outlay Funding Pty Ltd***	Australia	100%	-
Big Kev Distributors Pty Ltd****	Australia	-	100%

The above ownership interest reflects the legal structure of the consolidated entity.

In the financial statements of the Company, investments in controlled entities and associates are measured at cost and included with other financial assets (refer Notes 13 and 14). The Company has no jointly controlled entities.

* Under AASB 3 *Business Combinations,* the acquisition by the Company of Impact Funding Limited on 1 July 2005 is accounted for as a reverse acquisition (refer Note 27). Consistent with this treatment, the consolidated financial information for 2006 financial year is that of the Impact Funding Limited consolidated entity which does not reflect the legal structure of the consolidated entity as disclosed above.

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

26. Consolidated entities (continued)

** Impact Funding (UK) Ltd was a wholly owned subsidiary of Impact Funding Limited as at 30 June 2005 and consequently became a 100% owned subsidiary of the Impact Capital Limited consolidated entity on 1 July 2005. Impact Funding (UK) Ltd was sold on 19 June 2006 (refer Note 7).

*** Impact Outlay Funding Pty Ltd was incorporated on 11 August 2005.

**** Big Kev Distributors Pty Ltd was deregistered on 14 December 2005.

27. Acquisitions of subsidiaries

On 1 July 2005, Impact Capital Limited (the legal parent) acquired all the shares in Impact Funding Limited (the legal subsidiary) on the basis of two shares being issued for each Impact Funding Limited share. The principal business activity of Impact Funding Limited is pre-settlement lending to claimants awaiting settlement of personal injuries, matrimonial or estate litigation.

The consolidated entity has applied AASB 3 to this business combination.

AASB 3 *Business Combinations* states that where a business combination is effected through an exchange of equity interests, the entity that issues the equity is normally the acquirer. In a reverse acquisition, the acquirer is the entity whose equity interests have been acquired and the issuing entity is the acquiree. Although legally the issuing entity is regarded as the parent and the acquiree is regarded as the subsidiary, for accounting purposes the legal subsidiary is the acquirer if it has the power to govern the financial and operating policies of the legal parent so as to obtain benefits from its activities.

In a reverse acquisition, the cost of the business combination is deemed to have been incurred by the legal subsidiary (the acquirer for accounting purposes) in the form of equity instruments issued to the owners of the legal parent (the acquiree for accounting purposes) and the cost is calculated as the fair value of the number of equity instruments issued as calculated in accordance with AASB 3 Appendix B.5. Any excess of the cost of the combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the legal parent is accounted for as goodwill.

Additionally, consolidated financial statements prepared following a reverse acquisition must be issued under the name of the legal parent, while in substance disclose financial information as a continuation of the financial statements of the legal subsidiary. As such, the financial information shown for 2005 financial year (comparatives) is that of Impact Funding Limited (consolidated).

Acquiree's (Impact Capital Limited) net assets at the acquisition date

In AUD	Note	Recognised values	Fair value adjustments	Carrying amounts
Inventories		1,666	-	1,666
Trade and other receivables		1,574,923	-	1,574,923
Cash and cash equivalents		777,131	-	777,131
Other assets		14,910	-	14,910
Interest-bearing loans and borrowings		(2,562,441)	-	(2,562,441)
Trade and other payables		(236,161)	-	(236,161)
Net identifiable assets and liabilities		(429,972)	-	(429,972)
Goodwill on acquisition	17	954,370		
Consideration paid, satisfied in notional share issue		524,398		
Cash (acquired)		777,131		
Net cash inflow		777,131		

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

28. Reconciliation of cash flows from operating activities

	Note	Consolidated		The Company	
		2006	2005	2006	2005
In AUD					
Cash flows from operating activities					
Profit / (loss) for the period		1,800,607	(756,609)	1,589,422	(1,241,552)
Adjustments for:					
Depreciation	16	32,597	8,111	4,251	30,260
Amortisation	17	9,536	4,937	3,053	-
Impairment losses		369,135	83,953	296,262	8,125
Foreign exchange (gains)	3	-	-	(181,443)	-
Foreign exchange losses	4	71,888	-	-	-
Interest expense		912,055	48,740	727,873	13,379
(Reversal) of doubtful trade receivables		-	-	-	(16,800)
Write down of receivable		-	-	-	66,251
Write down of slow moving stock		-	-	-	8,346
Loss (gain) on sale of property, plant and equipment	3	(527)	-	-	-
Income tax expense / (benefit)	6	353,566	(66,012)	78,109	-
Operating profit/(loss) before changes in working capital and provisions		3,548,857	(676,880)	2,517,527	(1,131,991)
(Increase)/decrease in trade and other receivables		(1,375,558)	(324,921)	(1,230,782)	73,844
(Increase)/decrease in inventories		1,666	-	1,666	289,965
(Increase)/decrease in loans and advances		(16,240,438)	(6,091,088)	(14,987,592)	-
(Increase)/decrease in other assets		21,114	(53,138)	4,032	3,817
(Decrease)/increase in trade and other payables		(111,407)	153,677	58,984	139,745
(Decrease)/increase in provisions and employee benefits		15,465	4,433	19,898	(1,284)
		(14,140,301)	(6,987,917)	(13,616,267)	(625,904)
Interest paid		(1,014,211)	(48,740)	(830,029)	(13,560)
Gain on sale of discontinued operations, net of tax paid	7	(3,171,099)	-	(2,579,062)	-
Net cash from operating activities		(18,325,611)	(7,036,657)	(17,025,358)	(639,464)

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

29. Related parties

The following were key management personnel of the consolidated entity at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period:

Non-executive directors	**Executives**
K. Rich (Chairperson from 1 July 2006)	B. Gebauers (Chief Operating Officer) [1]
J. Laurie	B. Lyle (General Counsel) [1]
L. Litzow	A. Collins (General Manager – Impact Funding (UK) Limited) [2]
I. Skinner	A. Hill (Chief Financial Officer)
(resigned 16 November 2005)	(appointed 29 May 2006)
	S King (In-House Counsel) [1]
Executive directors	(resigned May 2006)
B Judge (Chairperson)	N. Lucas (Chief Financial Officer) [1]
(resigned 30 June 2006)	(resigned 5 January 2006)
R Templeton (Chief Executive Officer)	

[1] Executives were employed (or contracted) by the Company from 21 October 2005, prior to which they was employed by Impact Funding Limited.

[2] Executive was employed by Impact Funding (UK) Limited from 14 July 2005, prior to which he was employed by Impact Funding Limited. Impact Funding (UK) Limited ceased to form a part of the consolidated entity from 19 June 2006, accordingly A. Collins is included in the key management personnel of the consolidated entity only up to and including this date.

The key management personnel compensation included in "employee benefits expense" and in "profit / (loss) from discontinued operations" in the Income Statements are as follows:

	Consolidated		The Company	
In AUD	2006	2005	2006	2005
Short-term employee benefits	1,524,081	216,182	946,056	265,307
Other long term benefits	-	-	-	-
Post-employment benefits	23,138	1,731	14,683	1,862
Termination benefits	99,000	-	99,000	188,156
Equity compensation benefits	-	-	-	-
	1,646,219	217,913	1,059,739	455,325

Individual directors and executives compensation disclosures

Information regarding individual directors and executives compensation as permitted by Corporations Regulations 2M.3.03 and 2M.6.04 is provided in the Remuneration Report section of the Directors' report on pages 8 to 11.

Apart from the details disclosed in this note, no director has entered into a material contract with the Company or the consolidated entity since the end of the previous financial year and there were no material contracts involving directors' interests existing at year-end.

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

29. Related parties (continued)

Other key management personnel transactions with the Company or its controlled entities

A number of key management persons, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.

A number of these entities transacted with the Company or its subsidiaries in the reporting period. The terms and conditions of the transactions with management persons and their related parties were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non-director and other related entities on an arm's length basis.

The aggregate amounts recognised during the year relating to key management personnel and their related parties were as follows:

Key management person and their related parties			Consolidated		The Company	
Other related parties	Transaction	Note	2006	2005	2006	2005
In AUD						
B Judge						
A. Judge	Wages	(i)	14,529	3,202	11,588	-
R. Templeton						
Templeton Smith Lawyers &	Legal fees	(ii)	7,518	562	6,947	-
Consultants	Occupancy expense	(iii)	44,515	34,438	34,438	-
	Interest expense	(iv)	49	-	49	-
Jalpont Pty Ltd	Interest expense	(v)	2,959	-	2,959	-
I. Skinner						
Synkronos Legal Pty Ltd	Legal fees	(vi)	7,976	44,366	-	-
Synkronos Pty Ltd	Web-hosting expense	(vii)	380	594	-	-
	Contract staff	(vii)	-	30,767		
K. Rich						
BDO Kendalls	Accountancy fees	(viii)	55,650	-	55,650	-
B. Gebauers						
6Y's Pty Ltd	IT-support expense	(ix)	24,204	5,677	13,138	-
B Lyle						
Impressions Finance Pty Ltd	Equipment rental expense	(x)	2,343	-	2,343	-
Kaya Finance Pty Ltd	Website design	(xi)	-	3,245	-	-

(i) A. Judge, the daughter of B. Judge, was employed as a casual administrative assistant by the Company and its subsidiary, Impact Funding Limited.

(ii) Templeton Smith Lawyers & Consultants, a firm controlled by Mr R Templeton, provided legal services to the Company and its subsidiary, Impact Funding Limited. Fees were billed based on normal market rates for such services and were due and payable under normal payment terms.

(iii) The Company and its subsidiary, Impact Funding Limited entered into a two-year contract with Templeton Smith Lawyers & Consultants, a firm controlled by Mr R Templeton for the sub-lease of premises. Total contract value is $96,333. Terms of the sub-lease are based on market rates and amounts are due monthly in advance for the duration of the lease.

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

29. Related parties (continued)
Other key management personnel transactions with the Company or its controlled entities (continued)

(iv) Templeton Smith Lawyers & Consultants, a firm controlled by Mr R Templeton, provided a short-term unsecured loan of $30,000 to the Company. Interest was charged at normal commercial rates. The loan was repaid prior to 30 June 2006.

(v) Jalpont Pty Ltd, a company controlled by Mr R Templeton, provided a short-term unsecured loan of $200,000 to the Company. Interest was charged at normal commercial rates. The loan was repaid on 7 July 2006.

(vi) Synkronos Legal Pty Ltd, a company controlled by Mr I Skinner, provided legal services to Impact Funding Limited. Fees were billed based on normal market rates for such services and were due and payable under normal payment terms.

(vii) Synkronos Pty Ltd, a company controlled by Mr I Skinner, provided web-hosting services and contract staff to Impact Funding Limited. Fees were billed based on normal market rates for such services and were due and payable under normal payment terms.

(viii) BDO Kendalls, a firm of which Mr K Rich was a partner, provided accounting services to the Company. Fees were billed based on normal market rates for such services and were due and payable under normal payment terms.

(ix) The Company and its subsidiary, Impact Funding Limited purchased IT-related goods and services from 6Y'S, a company influenced by Mr B Gebauers. Amounts were billed based on normal market rates for such supplies and were due and payable under normal payment terms.

(x) The Company entered into a five-year contract with Impressions Finance Pty Ltd, a company significantly influenced by Mr B Lyle. Total contract value is $23,430. Contract terms are based on market rates and amounts are due monthly in advance for the duration of the contract.

(xi) Kaya Finance Pty Ltd, a company significantly influenced by Mr B Lyle, provided website design services to Impact Funding Limited. Fees were billed based on normal market rates for such services and were due and payable under normal payment terms.

Assets and liabilities arising from the above transactions
Amounts receivable from and payable to key management personnel at reporting date arising from these transactions were as follows:

	Consolidated		The Company	
	2006	2005	2006	2005
In AUD				
Other assets				
Other related parties				
Prepayments	4,578	3,308	4,578	-
Total other assets / total assets	4,578	3,308	4,578	-
Current payables				
Other related parties				
Payables and accrued expenses	8,762	792	8,762	-
Interest-bearing loans	202,959	-	202,959	-
	211,721	792	211,721	-

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements
29. Related parties (continued)
Movements in shares

The movement during the reporting period in the number of ordinary shares in Impact Capital Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

In AUD	Held at 1 July 2005	Purchases	Sales	Other [1]	Held at 30 June 2006
Directors					
B. Judge	120,000	1,930,000	-	-	2,050,000
R Templeton	80,000	1,722,300	-	-	1,802,300
K Rich	-	100,000	-	-	100,000
J Laurie	27,500	2,750	-	-	30,250
L Litzow	70,000	2,480,000	-	-	2,550,000
I Skinner	70,000	880,000	-	(950,000)	-
Executives					
B Gebauers	2,000	600,000	-	-	602,000
B Lyle	72,000	115,638	-	-	187,638
A Collins	72,400	-	-	(72,400)	-
S King	-	206,320	-	(206,320)	-
N Lucas	70,000	880,000	-	(950,000)	-

In AUD	Held at 1 July 2004	Purchases	Sales	Consolidation (one for ten)	Other [1]	Held at 30 June 2005
Directors						
K R McQuay	14,240,000	-	14,240,000	-	-	-
S Bass	358,000	-	308,000		(50,000)	-
C Liberiou	1,104,500	-	1,104,500	-	-	-
B. Judge	-	1,300,000	100,000	120,000	-	120,000
R Templeton	-	900,000	100,000	80,000	-	80,000
K Rich	-	-	-	-	-	-
J Laurie	-	275,000	-	27,500	-	27,500
L Litzow	-	800,000	100,000	70,000	-	70,000
I Skinner	-	800,000	100,000	70,000		70,000
Executives						
B Gebauers	-	20,000	-	2,000	-	2,000
B Lyle	-	820,000	100,000	72,000	-	72,000
A Collins	-	824,000	100,000	72,400	-	72,400
S King	-	-	-	-	-	-
N Lucas	-	800,000	100,000	70,000	-	70,000

[1] Other represents holding of shares at date of appointment or resignation of director or executive

No shares were granted to key management personnel during the reporting period as compensation in 2005 or 2006.

No shares were received on the exercise of options during 2006 or 2005.

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

29. Related parties (continued)
Non-key management personnel disclosure
Identity of related parties

The consolidated entity has a related party relationship with its subsidiaries (refer Note 27), associates (refer Note 15), and with its key management personnel (refer to disclosures for key management personnel on preceding pages).

Subsidiaries

Interest-free loans are made by certain wholly-owned subsidiaries to the Company. These loans are repayable on demand. At 30 June 2006 the amount owing by the Company totalled $7,079,503 (2005: $ NIL).

Associates

During the 2006 financial year, the Company loaned £2,000,000 to one of its wholly-owned subsidiaries, Impact Funding (UK) Limited. Interest on the loan was charged at 12% and in accordance with the terms of the sale of this subsidiary, the balance of the loan became repayable on demand. At 30 June 2006, the amount owed to the Company in Australian dollars (translated at the balance sheet date) was $532,119 (2005: NIL). This loan was repaid on 28 July 2006.

During the 2006 financial year the Company loaned £150,000 to Nanotech Energy Plc, an entity in which the Company now holds an equity interest of 21%. This loan is interest-free and is repayable on demand. At 30 June 2006, the amount owed to the Company in Australian dollars (translated at the balance sheet date) was $370,461 (2005: NIL).

Impact Funding Limited

During the 2005 financial year the Company loaned $1,533,658 to Impact Funding Limited. Interest on the loan was charged at 14.95% per annum and accreted interest at 30 June 2005 was $9,158. From 1 July 2005, being the date on which the reverse acquisition of Impact Capital Limited by Impact Funding Limited occurred, the total amount of the loan and accreted interest is treated as a loan to a controlled entity.

Other related parties
Key management persons related parties

For details of these transactions refer to key management personnel related disclosures above.

30. Subsequent events

There have been no events subsequent to balance date which would have a significant effect on the consolidated entity's financial statements at 30 June 2006.

31. Contingencies

Under the terms of the Share Purchase Agreement with Impact Holdings (UK) Plc (formerly Nanotech Energy Plc) the Company has provided warranties to a maximum amount of GBP 3,150,000. It is considered unlikely that any payment will be required under these warranties.

32. Explanation of transition to AIFRSs

As stated in significant accounting policies note 1(a), these are the consolidated entity's first consolidated financial statements prepared in accordance with Australian Accounting Standards - AIFRSs.

The policies set out in the significant accounting policies section of this report have been applied in preparing the financial statements for the financial year ended 30 June 2006, the comparative information for the financial year ended 30 June 2005 and in the preparation of an opening AIFRS balance sheet at 1 July 2004 (the consolidated entity's date of transition).

Impact Capital Limited and its controlled entities
Notes to the consolidated financial statements

32. Explanation of transition to AIFRSs (continued)

As Impact Funding Limited commenced trading in the 2005 financial year, there is no opening AIFRS balance sheet for the consolidated entity at 1 July 2004 (refer Note 1(b))

The Group has not made any elections in relation to the transitional exemptions allowed by AASB 1 *First Time Adoption of Australian Equivalents to IFRS*. The elections available do not apply to the Group as the Group had not entered into any of the types of transactions considered by the elections.

In preparing the comparative information for the year ended 30 June 2005, the consolidated entity has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (previous GAAP).

Reconciliation of total equity, retained profits / (accumulated losses) and profit / (loss) after tax under AGAAP to that under AIFRS's

There was no impact of adopting AIFRS's on the total equity, retained profits / (accumulated losses) and profit / (loss) after tax on either the Company or the consolidated entity as reported under Australian Accounting Standards applicable before 1 January 2005 ("AGAAP").

Impact Capital Limited and its controlled entities
Directors' declaration

1   In the opinion of the directors of Impact Capital Limited ('the Company'):

    (a)   the financial statements and notes and the remuneration disclosures that are contained in section 4.4 of the Remuneration report in the Directors' report, set out on pages 20 to 65 are in accordance with the Corporations Act 2001, including:

        (i)   giving a true and fair view of the financial position of the Company and the consolidated entity as at 30 June 2006 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

        (ii)   complying with Australian Accounting Standards and the Corporations Regulations 2001; and

    (b)   the remuneration disclosures that are contained in section 4.4 of the Remuneration report in the Directors' report comply with Australian Accounting Standard AASB 124 *Related Party Disclosures* ;

    (c)   there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2   The directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the chief executive officer and chief financial officer for the financial year ended 30 June 2006.

Dated at Brisbane, this eighth day of September 2006.

Signed in accordance with a resolution of the directors:

Kenneth Rich
Director


Independent audit report to the members of Impact Capital Limited

Scope

The financial report, remuneration report and directors' responsibility

The financial report comprises the income statements, statements of changes in equity, balance sheets, statements of cash flows, accompanying notes 1 to 32 to the financial statements, and the directors' declaration for both Impact Capital Limited (the "Company") and Impact Capital Limited and its legally controlled entities (the "consolidated entity"), for the financial year ended 30 June 2006. The "accounting consolidated entity" comprises the accounting parent, Impact Funding Limited and the entities it controlled during that financial year as set out in note 26.

As permitted by the Corporations Regulations 2001, the Company has disclosed information about the remuneration of directors and executives ("remuneration disclosures") required by Australian Accounting Standard AASB 124 *Related Party Disclosures* under the heading "Remuneration report" in section 4.4 of the Directors' report and not in the financial report.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for preparing the relevant reconciling information regarding the adjustments required under Australian Accounting Standard AASB 1 *First-time Adoption of Australian equivalents to International Financial Reporting Standards.* The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Australian Accounting Standard AASB 124. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Australian Accounting Standard AASB 124.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.



Audit opinion

1. In our opinion, the financial report of Impact Capital Limited is in accordance with:

    (a) the *Corporations Act 2001*, including:

        (i) giving a true and fair view of the Company's and the consolidated entity's financial position as at 30 June 2006 and of their performance for the financial year ended on that date; and

        (ii) complying with Australian Accounting Standards and the Corporations Regulations 2001; and

    (b) other mandatory financial reporting requirements in Australia.

2. The remuneration disclosures that are contained in section 4.4 of Remuneration report in the Directors' report comply with Australian Accounting Standard AASB 124 *Related Party Disclosures.*

KPMG

KPMG

Jillian Richards

Jillian B Richards
Partner

Brisbane,
Eighth day of September 2006



Lead auditor's independence declaration under Section 307C of the Corporations Act 2001

To: the directors of Impact Capital Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2006 there have been:

- no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

- no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

KPMG

Jillian Richards

Jillian B Richards
Partner

Brisbane
Eighth day of September 2006



IMPACT CAPITAL LIMITED
A.C.N. 094 503 385

ANNOUNCEMENT

Redemption of 12% Convertible Notes

The Company advises that it has elected to redeem a further 901,000 convertible notes ('Notes') at face value of $1.00 each plus accrued interest.

The redemption of these notes has now been completed

2,879,000 Notes remain on issue.

By order of the Board
Lawrie Litzow
Company Secretary
3 August 2006





IMPACT CAPITAL LIMITED
A.C.N. 094 503 385

ANNOUNCEMENT

The attached 3B relates to shares which are subject to a voluntary escrow between the Company and the individual shareholders (concluding on 11 August 2007) in relation to shares which were released from ASX escrow provisions on 28th December 2005, but for which application for quotation has not previously been lodged.

By order of the Board
Lawrie Litzow
Company Secretary
4 August 2006

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

IMPACT CAPITAL LIMITED

ABN

22 094 503 385

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	*Class of *securities issued or to be issued	Fully paid ordinary shares ('Shares')

2	Number of *securities issued or to be issued (if known) or maximum number which may be issued	5,550,000 released from restriction on 28 December 2005.

3	Principal terms of the *securities (eg, if options, exercise price and expiry date; if partly paid *securities, the amount outstanding and due dates for payment; if *convertible securities, the conversion price and dates for conversion)	As set out in the company's constitution

+ See chapter 19 for defined terms.

4   Do the *securities rank equally in all respects from the date of allotment with an existing *class of quoted *securities?

      If the additional securities do not rank equally, please state:
      - the date from which they do
      - the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
      - the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

5   Issue price or consideration

n/a

6   Purpose of the issue
      (If issued as consideration for the acquisition of assets, clearly identify those assets)

• Release of Escrow

7   Dates of entering *securities into uncertificated holdings or despatch of certificates

n/a

8   Number and *class of all *securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	*Class
49,925,618	Ordinary shares

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,879,000 15,227,500	Convertible Notes ASX Escrow Ordinary shares

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

> As set out in the prospectus provided to ASX on 6 July 2005

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

> n/a

12 Is the issue renounceable or non-renounceable?

> n/a

13 Ratio in which the +securities will be offered

> n/a

14 +Class of +securities to which the offer relates

> n/a

15 +Record date to determine entitlements

> n/a

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

> n/a

17 Policy for deciding entitlements in relation to fractions

> n/a

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

> n/a

19 Closing date for receipt of acceptances or renunciations

> n/a

+ See chapter 19 for defined terms.

20	Names of any underwriters	n/a

21	Amount of any underwriting fee or commission	n/a

22	Names of any brokers to the issue	n/a.

23	Fee or commission payable to the broker to the issue	n/a

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of *security holders	n/a

25	If the issue is contingent on *security holders' approval, the date of the meeting	n/a

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	n/a

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	n/a

28	Date rights trading will begin (if applicable)	n/a

29	Date rights trading will end (if applicable)	n/a

30	How do *security holders sell their entitlements *in full* through a broker?	n/a.

31	How do *security holders sell *part* of their entitlements through a broker and accept for the balance?	n/a

+ See chapter 19 for defined terms.

32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	n/a

33	⁺Despatch date	n/a

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
(*tick one*)

(a)   ☐   Securities described in Part 1

(b)   ☒   All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38 Number of securities for which *quotation is sought

> 5,550,000 Ordinary shares

39 Class of *securities for which quotation is sought

> Fully paid ordinary shares

40 Do the *securities rank equally in all respects from the date of allotment with an existing *class of quoted *securities?

   If the additional securities do not rank equally, please state:
   • the date from which they do
   • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
   • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

> Yes

41 Reason for request for quotation now

   Example: In the case of restricted securities, end of restriction period

   (if issued upon conversion of another security, clearly identify that other security)

> End of restriction period

42 Number and *class of all *securities quoted on ASX (*including* the securities in clause 38)

Number	*Class
49,925,618	Ordinary shares

Quotation agreement

1 ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4 August 2006
(Director/Company secretary)

Print name: Lawrence Litzow

== == == == ==



P.O Box 7111 Riverside Centre, Brisbane Qld 4001
Ph: 1300 552 332   Fax (07) 3211 8933
Email: info@impactfunding.com.au
Website: www.impactfunding.com.au

IMPACT CAPITAL LIMITED
A.C.N 094 503 385

10 August 2006

FINANCIAL RESULTS (UNAUDITED)

The Board of Impact Capital Limited ("the Company") is pleased to provide the following update to the market.

Financial Results to 30 June 2006
Unaudited accounts for the consolidated group show a pre-tax profit of between A$1.9 million and A$2.1 million for the year ending 30 June 2006.

These results include the profit derived from the sale of Impact Funding (UK) Limited which was confirmed to the market on 22 June 2006.

Managing Director Russell Templeton said: "The operating profit is in line with the Company's expectations and provides an excellent platform for future growth."

The Company expects to lodge its audited results in the week ending 8 September 2006.

Loan book at 31 July 2006
The Company's loan book (principal) had exceeded $18.5 million at 31 July 2006, representing a total of $29.8 million advanced and $11.3 million repaid since inception in 2004.

Mr Templeton said the Company had maintained its policy of provisioning for 1% of all new loans which, based on historical results, was illustrative of the Board's conservative approach.

At 31 July 2006 the Company had drawn down A$5.5 million (net) of its A$15 million facility with the National Australia Bank consistent with the Company's intention to increase its loan book utilising debt funding in preference to further equity raisings".

Convertible Notes
The Company advises that in the period up to 31 July 2006 it had redeemed 3.1 million of the 6.0 million convertible notes issued on 4 July 2005. They were redeemed at the face value of $1.00 each.

The Company yesterday sent Notices of Redemption to the remaining note holders (700,000) to redeem the balance of the notes (at face value) by no later than 9 November 2006.



P.O Box 7111 Riverside Centre, Brisbane Qld 4001
Ph: 1300 552 332   Fax (07) 3211 8933
Email: info@impactfunding.com.au
Website: www.impactfunding.com.au

About Impact Capital

Impact Capital Limited was the first mainstream pre-settlement lender to list on the Australian Stock Exchange.

The company's four main product offerings relate to:

- Personal injury claims
- Matrimonial settlements
- Deceased estate loans; and
- Outlay disbursement funding for key legal firms.

Impact Capital offers a unique facility that traditional lenders such as banks are unable to provide by lending a percentage of an expected payout to customers entitled to a qualifying settlement.

For further information please contact:

Russell Templeton
Managing Director
+ 61 (0) 7 3211 9811
+ 61 (0) 407 639 622

Or

Richard Owen
Principle Consultant
Three Plus
+ 61 (0) 7 3503 5700
+ 61 (0) 412 869 937

THORNEY PTY LTD

A.C.N. 008595453 A.B.N. 77008595453

Level 2, 533 Little Lonsdale Street, Melbourne Vic 3000
Telephone 9247 4726 Facsimile 9247 4727

16 August 2006

BY FACSIMILE – 1900 999 279   **5 Pages**

Manager Company Announcements
Company Announcements Office
Australian Stock Exchange Limited
Level 10
20 Bond Street
SYDNEY   2000

Dear Sir/Madam,

Change in Interests or Entitlements of Substantial Shareholder - Form 604
Impact Capital Limited

I enclose by way of service Form 604 Notice of Change in Interests or Entitlements of Substantial Shareholder dated 16 August 2006 in accordance with Section 617(B) of the Corporations Act 2001.

I confirm that the original Form 604 has been served on Impact Capital Limited by post today.

Yours sincerely,

AVEE WAISLITZ
Director

0435_ICD

Form **604**

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: company name/scheme   **IMPACT CAPITAL LIMITED**
              ACN/ARSN   **094 503 385**

1. Details of substantial holder[1]

Name

THISTLE CUSTODIANS PTY LTD ("Thistle") ACN 078 027 193 and THORNEY PTY LTD ACN 008 595 453 and each of its related bodies corporate listed in this Notice and in the attached Schedule "A" to this Notice (hereinafter collectively referred to as "Thorney")

ACN (if applicable)

See as above

There was a change in the interests of the substantial holder on   <u>11/08/06</u>

The previous notice was given to the company on   <u>11/07/06</u>

The previous notice was dated   <u>11/07/06</u>

2. Previous and present voting power

The total number of shares votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate[2] had a relevant interest[3] in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Securities[4]	Previous Notice		Present Notice	
	Person's votes	Voting power[5]	Person's votes	Voting power[6]
Fully Paid Ordinary Shares	7,889,360	12.11%	9,058,514	13.90%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company or scheme since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of Change	Person whose relevant interest changed	Nature of change[7]	Consideration given in relation to change[8]	Class and number of securities affected	Person's votes affected
10.7.06	Thistle	On market purchase	$0.45	3,300 fully paid ordinary shares	Thistle
12.7.06	Thistle	On market purchase	$0.45	64,000 fully paid ordinary shares	Thistle
13.7.06	Thistle	On market purchase	$0.45	2,000 fully paid ordinary shares	Thistle
21.7.06	Thistle	On market purchase	$0.45	5,000 fully paid ordinary shares	Thistle
24.7.06	Thistle	On market purchase	$0.45	28,237 fully paid ordinary shares	Thistle
11.8.06	Thistle	On market purchase	$0.40	900,000 fully paid ordinary shares	Thistle
11.8.06	Thorney	On market purchase	$0.40	125,617 fully paid ordinary shares	Thorney
15.8.06	Thorney	On market purchase	$0.45	40,000 fully paid ordinary shares	Thorney

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder[8]	Nature of relevant interest[10]	Class and number of shares	Person's votes
Thistle Custodian Pty Ltd	Invia Custodian Pty Ltd	Thistle Custodian Pty Ltd	Beneficial Owner	8,892,897 fully paid ordinary shares	8,892,897
Thorney Pty Ltd	Invia Custodian Pty Ltd	Thorney Pty Ltd	Beneficial Owner	165,617 fully paid ordinary shares	165,617
Thorney Consolidated Holdings Pty Ltd ACN 075 051 482	Invia Custodians Pty Ltd	N/A	)))) Associates of Thorney) by virtue of being) related bodies) corporate (as) defined in Sections) 9 and 50 of the) Corporations Act) 2001))))))	9,058,514 fully paid ordinary shares	
Pratt Holdings Pty Ltd ACN 004 421 961	Invia Custodians Pty Ltd	N/A		9,058,514 fully paid ordinary shares	
Pratt Consolidated Holdings Pty Ltd	Invia Custodians Pty Ltd	N/A		9,058,514 fully paid ordinary shares	
Pratt Group Holdings Pty Ltd	Invia Custodians Pty Ltd	N/A		9,058,514 fully paid ordinary shares	

5. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association[11] with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name	Nature of association	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Thorney Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne 3000
Thistle Custodians Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne 3000
Thorney Consolidated Holdings Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt Holdings Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt Consolidated Holdings Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt Group Holdings Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne 3000

Signature

Print name **AVEE WAISLITZ**

Sign here

Capacity **DIRECTOR**

Date 16/8/06

0435_ICD

THIS IS THE SCHEDULE OF 2 PAGES REFERRED TO IN THE FORM 604 NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL SHAREHOLDER SIGNED BY ME AND DATED 16 AUGUST 2006.

Avee Waislitz
Director
THORNEY PTY LTD

SCHEDULE 'A'

RELATED BODIES CORPORATE OF THORNEY PTY LTD

Ace Print & Display Pty Ltd, ACN 000 639 743, Level 2, 533 Little Lonsdale Street, Melbourne 3000
ARI R & D Holdings Pty Ltd, ACN 069 674 871, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Astrapak Pty Ltd, ACN 089 137 986, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Burihigh Terrace Pty Ltd, ACN 080 534 416, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Burihigh Terrace Management Pty Ltd, ACN 075 051 464, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Colstrup Pty Ltd, ACN 006 538 165, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Cotham Road Pty Ltd, ACN 098 015 055, Level 2, 533 Little Lonsdale Street, Melbourne 3000
EEG R & D (Holdings) Pty Ltd, ACN 069 602 062, Level 2, 533 Little Lonsdale Street, Melbourne 3000
HEP R & D Holdings Pty Ltd, ACN 069 095 174, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Ilaba Pty Ltd, ACN 069 171 160, Level 2, 533 Little Lonsdale Street, Melbourne 3000
J. Gadsden Pty Ltd, ACN 005 878 895, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Kerbside Papers Limited, Level 3, 50 Anzac Avenue, Auckland, New Zealand
Kingsthorne Pty Ltd, ACN 006 449 903, Level 14, 600 St. Kilda Road, Melbourne 3004
Lonsdale Mineral Exploration No. 2 Pty Ltd, ACN 081 412 346, Level 2, 533 Little Lonsdale Street, Melbourne 3004
Mason Duflex Displays Pty Ltd, ACN 080 570 430, Level 2, 533 Little Lonsdale Street, Melbourne 3000
McCrodie Road Properties Pty Ltd, ACN 005 258 284, Level 14, 600 St. Kilda Road, Melbourne 3004
McKoy Street Properties Pty Ltd, ACN 098 493 817, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Northcourt Pty Ltd, ACN 006 564 870, Level 14, 600 St Kilda Road, Melbourne 3004
OVS Investment Corporation Limited, ACN 009 119 199, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt & Co. Pty Ltd, ACN 005 967 555, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt & Nominees Pty Ltd, ACN 005 788 214, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt & Security Pty Ltd, ACN 005 787 161, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt Aviation Pty Ltd, ACN 075 051 455, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt Finance Pty Ltd, ACN 005 449 632, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt Holdings No 2 Pty Ltd, ACN 104 958 572, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt Holdings No 3 Pty Ltd, ACN 104 958 545, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt Holdings No 4 Pty Ltd, ACN 104 958 518, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt Infrastructure Pty Ltd, ACN 074 489 553, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt Infrastructure Finance Pty Ltd, ACN 075 257 984, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt Infrastructure No. 3 Pty Ltd, ACN 087 537 344, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt International Pty Ltd, ACN 005 787 959, Level 14, 600 St. Kilda Road, Melbourne 3004
Pratt Investments Pty Ltd, ACN 005 019 027, Level 14, 600 St. Kilda Road, Melbourne 3004
Pratt Pastoral Pty Ltd, ACN 098 839 304, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt Research & Development Pty Ltd, ACN 005 534 609, Level 14, 600 St. Kilda Road, Melbourne 3004
Pratt Water Pty Ltd, ACN 099 764 235, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Prickly Pty Ltd, ACN 075 290 032, Level 39 55 Collins Street, Melbourne 3000
Ruddi Pty Ltd, ACN 006 818 597, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Salvage Paper Pty Ltd, ACN 101 429 716, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Southern Paper Pty Ltd, ACN 090 908 188, Level 2, 533 Little Lonsdale Street, Melbourne 3000
SPC One Properties Pty Ltd, ACN 008 545 542, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Sundowner Investments Pty Ltd, ACN 005 438 915, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Thistle Custodians Pty Ltd, ACN 078 027 193, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Thorney Equities Pty Ltd, ACN 080 075 207, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Thorney Infrastructure No. 2 Pty Ltd, ACN 083 132 835, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Thorney Properties Pty Ltd, ACN 079 777 209, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Thorney Properties (Ballarat) Pty Ltd, ACN 106 693 725, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Triwall Pty Ltd, ACN 000 822 140, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Automation International Pty Ltd, ACN 118 294 090, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Board Pty Ltd, ACN 005 787 913, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Board (NZ) Limited, Level 3, 50 Anzac Avenue, Auckland, New Zealand
Visy Board Paper Products Pty Ltd, ACN 005 534 396, Level 14, 600 St Kilda Road, Melbourne 3004
Visy Board Properties Pty Ltd, ACN 004 278 997, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Board (S.A.) Pty Ltd, ACN 008 268 371, 24-26 White Road, Gepps Cross 5094
Visy Board (Wodonga) Pty Ltd, ACN 098 839 402, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Cartons Pty Ltd, ACN 095 321 592, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy CDL Services Pty Ltd, ACN 004 052 260, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Industries Australia Pty Ltd, ACN 004 337 615, Level 14, 600 St. Kilda Road, Melbourne 3004
Visy Industries Holdings Pty Ltd, ACN 005 787 968, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Industries USA Pty Ltd, ACN 005 449 445, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Kraft Holdings Pty Ltd, ACN 086 513 199, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Leasing Pty Ltd, ACN 075 051 517, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Logistics Pty Ltd, ACN 113 119 298, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Packaging Pty Ltd, ACN 095 313 723, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Packaging Holdings Pty Ltd, ACN 095 132 317, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Packaging Properties Pty Ltd, ACN 095 190 524, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visypak Operations Pty Ltd, ACN 094 555 085, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Paper Pty Ltd, ACN 005 803 234, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Paper Technology Pty Ltd, ACN 000 154 638, Level 2, 533 Little Lonsdale Street, Melbourne 3000
VisyPET Pty Ltd, ACN 099 764 119, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visypet (NZ) Limited, Level 3, 50 Anzac Avenue, Auckland, New Zealand
Visy Plastics Pty Ltd, ACN 079 309 943, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Pulp and Paper Pty Ltd, ACN 086 513 144, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy R & D Pty Ltd, ACN 072 572 046, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Recycling (NZ) Limited, Level 3, 50 Anzac Avenue, Auckland, New Zealand
Visy Recycling Australia Pty Ltd ACN 118 295 239, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Recycling MRFs Pty Ltd ACN 118 874 292, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Recycling Operations Pty Ltd, ACN 006 941 082, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Rigid Holdings (NZ) Limited, Level 3, 50 Anzac Avenue, Auckland, New Zealand
Visy Rigid Packaging (NZ) Limited, Level 3, 50 Anzac Avenue, Auckland, New Zealand
Visy Specialties Australasia Pty Ltd, ACN 006 262 844, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Tech Systems Pty Ltd, ACN 095 313 741, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Woodyard Operations Pty Ltd, ACN 097 267 313, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Wax R & D Pty Ltd, ACN 070 023 095, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Yoni Pty Ltd, ACN 008 651 429, Level 2, 533 Little Lonsdale Street, Melbourne 3000





Appendix 4E
Preliminary Final Report
Results for announcement to the Market

1. Company details and reporting period

Name of Entity and ACN:	IMPACT CAPITAL LIMITED GROUP ("consolidated entity") comprising Impact Capital Limited ("the Company") ACN 094 503 385, Impact Funding Limited ACN 109 006 126 Impact Outlay Funding Pty Ltd ACN 115 715 547 and until sale on 19 June 2006 Impact Funding (UK) Limited.
Reporting Period:	Year ended 30 June 2006
Previous Corresponding Period:	Year ended 30 June 2005

2. Consolidated results for announcement to the Market

		$000's	%		$000's
Revenue from ordinary activities					
- continuing operations	Up	$2,434	231%	to	$3,487
- discontinued operation	Up	$520	8261%	to	$526
Profit after tax from ordinary activities attributable to the members:					
- continuing operations	Up	$305	141%	to	$88
- discontinued operation	Up	$2,252	417%	to	$1,713
Net profit for the year	Up	$2,557	338%	to	$1,801

	Amount per Security	Franked amount per Security
Final Dividend	Nil	N/A
Previous corresponding period	Nil	N/A
Record date for determining entitlements to dividends (if any)	N/A	

Brief explanation necessary to enable the figures above to be understood is as follows:

1. Reverse acquisition

As a result of the implementation of Australian Equivalents to International Financial Reporting Standards ("AIFRS") the business combination between Impact Capital Limited ("the Company") and Impact Funding Limited (the "legal subsidiary"), which occurred on 1 July 2005, is accounted for as a reverse acquisition. Therefore the information shown for the previous corresponding period in this document and the attached financial report is that of Impact Funding Limited (consolidated) and not that of the Company (consolidated). More detail regarding this business combination and its accounting treatment under AIFRS is set out in Notes 1(b) and 27 of the attached financial statements.

2. Discontinued operation

On 19 June 2006 the consolidated entity sold its subsidiary Impact Funding (UK) Limited. The trading results of this subsidiary to the date of sale together with the gain on sale are reported as a discontinued operation of the consolidated entity. The reporting results for the previous corresponding period have been re-presented in accordance with AASB 5 to enable comparison of results from continuing and discontinuing operations.

3. **Income statement**
    Refer to page 20 of the attached financial statements.

4. **Balance sheet**
    Refer to page 23 of the attached financial statements.

5. **Statement of cash flows**
    Refer to page 24 of the attached financial statements.

6. **Statement of changes in equity**
    Refer to pages 21 and 22 of the attached financial statements.

7. **Net tangible assets (NTA) per security**

	2006	2005
NTA per ordinary security	28 cents	N/A*
* As a result of the reverse acquisition outlined above there is no meaningful comparative data.		

8. **Entities over which control has been gained or lost during the period**

Name of entity	Control gained / lost	Percentage gained / lost	Effective date	Details
Impact Funding Limited	Gained	100%	1 July 2005	Acquisition
Impact Funding (UK) Limited	Lost	100%	19 June 2006	Disposal

Additional details of the acquisition and disposal are set out in Notes 27 and 7 of the attached financial statements.

9. **Associates and joint venture entities**

Name of entity	Influence gained / lost	Percentage gained / lost	Effective date	Details
Impact Holdings (UK) Plc	Gained	21%	19 June 2006	Acquisition

Additional details of the acquisition are set out in Note 14 of the attached financial statements.

10. **Other significant information**
    Details of the impact of adopting Australian Equivalents to International Financial Reporting Standards ("AIFRS") are set out in Note 32 of the attached financial statements.

11. **Highlights of results**
    *   The sale of Impact Funding (UK) Limited generated a significant gain on the initial seed investment in this subsidiary whilst maintaining continued exposure to opportunities in the larger UK market through the retention of a stake in the purchaser Impact Holdings (UK) Plc.

    *   The audited financial statements confirm the appropriateness of management's position on the impairment of loans and advances with a total provision at 30 June 2006 of $0.4 million and with $0.02 million utilized since inception.

- The successful uptake of the company's suite of financial products in states in addition to Queensland and Western Australia.

- Market acceptance of the outlay funding product by the legal fraternity.

- Strong demand for the company's entire suite of financial products in current markets.

- The consolidated profit before tax from continuing operations of $0.1 million is up 141 % from the pre-tax loss of $0.3 million in the previous corresponding period after accounting for a number of non-recurring expenses including loan documentation fees of $0.2 million and a post-employment payment to a director of $0.1 million.

- The cost base has stabilised with all establishment costs expensed and a solid infrastructure of people, processes and systems in place.

- Consolidated interest income from continuing operations has increased by 231% to $3.5 million over the previous corresponding period and is directly attributable to the growth in the consolidated loans and advances from $6.1 million to $17.2 million over the same period.

- The consolidated loan book (principal) at $17.2 million represents a total of $27.0 million advanced and $9.8 million repaid since inception on 2004.

- In May 2006 the Company obtained a $15 million debt facility and at 30 June 2006 interest bearing debt was $8.4 million representing 29% of total assets or 43% of equity. Subsequent to the end of the financial year the Company has issued notices to redeem all of the remaining convertible notes.

- Consolidated net assets have increased from $4.8 million to $19.4 million.

- As a result of the disposal of Impact Funding (UK) Limited, the group now holds an equity interest of $3.2 million and options valued at $0.4 million in the purchaser, Impact Holdings (UK) Plc.

12. Status of audit

This Appendix 4E and the attached financial statements have been audited.

13. Dispute or qualifications if audited

Not applicable. Refer Audit Report at pages 67 and 68 of the attached financial statements.

Signed: Date: 8th of September 2006
          Kenneth Rich
          Director



P.O Box 7111 Riverside Centre, Brisbane Qld 4001
Ph: 1300 552 332   Fax (07) 3211 8933
Email: info@impactfunding.com.au
Website: www.impactfunding.com.au

ASX / MEDIA RELEASE   8 September 2006

IMPACT POSTS MAIDEN PROFIT

NICHE lender Impact Capital reported a 2006 June year maiden profit of $2.2 million today. This compares with a consolidated loss before tax of $0.8 million during the previous corresponding period and includes a pre-tax gain of $2.1 million from disposal of Impact Funding (UK) Limited.

Pre-tax profit of $0.1 million from continuing operations was up on last year's $0.3 million loss after accounting for non-recurring expenses including loan documentation fees of $0.2 million and a post-employment benefit of $0.1 million to former chairman Bruce Judge.

Managing Director Russell Templeton said Impact Capital was now better placed than ever to focus on the pursuit of debt-funded growth, after eliminating the UK operation's drain on both the company's management time and financial resources.

"We have stabilised our cost base, put in train plans to redeem the company's expensive 12 percent Convertible Notes and consolidated our position in the Australian market," he said.

"The company has also laid the platform to roll out our family law and deceased estate products in New Zealand where the relevant laws and market for these products are all but identical to Australia's."

ABOUT IMPACT CAPITAL

Impact Capital Limited was the first mainstream pre-settlement lender to list on the Australian Stock Exchange.

The company's four main product offerings relate to:

- Personal injury claims;
- Matrimonial settlements;
- Deceased estate loans; and,
- Outlay disbursement funding for key legal firms and their clients.

Impact Capital offers a unique facility that traditional lenders such as banks are unable to provide by lending a percentage of an expected payout to customers entitled to a qualifying settlement.

For further information please contact:

Russell Templeton	Alison Hill		Richard Owen
Managing Director	Chief Financial Officer	Or	Principal Consultant, Three Plus
+ 61 (0) 7 3211 8000	+ 61 (0) 7 3211 8000		+ 61 (0) 7 3503 5700
+ 61 (0) 407 639 622	+ 61 (0) 411 488850		+ 61 (0) 412 869 937



P.O Box 7111 Riverside Centre, Brisbane Qld 4001
Ph: 1300 552 332   Fax (07) 3211 8933
Email: info@impactfunding.com.au
Website: www.impactfunding.com.au

ASX / MEDIA RELEASE   11 September 2006

IMPACT UNVEILS AGGRESSIVE GROWTH PLANS

NICHE lender Impact Capital is planning an aggressive assault on the Australian and New Zealand markets this financial year as part of a strategy to double the size of the company's loan book.

Managing Director Russell Templeton said the Brisbane-based company had a proven, debt-funded business model and would soon be seeking further loan funds to finance targeted growth.

"We already have a $15 million facility in place with the NAB, which represents a large credibility tick and I am confidant we will obtain additional debt funding as required to meet our growth targets," he said.

"The granting of the facility by the NAB was testament to the strength of the business model, the processes and procedures that we have in place and the quality of our executive team."

Impact Capital provided profit guidance of $5-6 million for the 2006-07 financial year, however, Mr Templeton said the estimate anticipated a contribution from the company's UK operation which had since been sold.

"We will update the market once we have completed our modeling, after factoring in new growth targets for the business as it now stands," he said.

Mr Templeton said Impact Capital had more than tripled the size of its loan book over the past 12 months from $6 million to $20 million and was now being approached by a number of other lenders also interested in funding the company's loan book.

Almost $7 million has already been lent out from the NAB facility which is expected to be fully drawn down by early in the next calendar year.

"Impact aims to double the level of available debt funding by the end of January next year to help meet lending demand and offset a longer than anticipated average loan life which has slowed the rate at which we can recycle our funds to generate fee income," Mr Templeton said.

"Simply put we will need more money sooner, but given the quality of our loan book in terms of security, this is a very good problem to have."

The quality of our loan book was evident from the board's reaffirmation of the current provisioning policy of 1 per cent of the face value of loans written, reflected in the 2006 audited financial statements, Mr Templeton said.

"Despite the intention to aggressively grow the loan book the quality will not diminish as we will be strictly adhering to our proven assessment process and credit policy," he said.

The company plans to ameliorate the impact of lower fee income by lifting its interest rate charges and establishment fees as it rolls out its suite of legal pre-settlement loan products throughout NSW, Victoria and New Zealand.



P.O Box 7111 Riverside Centre, Brisbane Qld 4001
Ph: 1300 552 332   Fax (07) 3211 8933
Email: info@impactfunding.com.au
Website: www.impactfunding.com.au

"Impact's growth to date has largely come from our activities in the company's home state of Queensland and, to a lesser extent, Western Australia," Mr Templeton said.

"We now have sufficient funds in place to expand from this solid base and maintain our growth momentum by promoting Impact's suite of products down the eastern seaboard of Australia."

"The company has also laid the platform to roll out our family law and deceased estate products in New Zealand where the relevant laws and market for these products is all but identical to Australia's."

Impact Capital reported a 2006 June year maiden profit of $2.2 million. This compares with a consolidated loss before tax of $0.8 million during the previous corresponding period and includes a pre-tax gain of $2.1 million from disposal of Impact Funding (UK) Limited.

Pre-tax profit of $0.1 million from continuing operations was up on last year's $0.3 million loss after accounting for non-recurring expenses including loan documentation fees of $0.2 million and a post employment payment of $0.1 million to former chairman Bruce Judge.

M Templeton said Impact Capital was now better placed than ever to focus on driving growth in both Australia and New Zealand, after eliminating the UK operation's drain on both the company's management time and financial resources.

"We have also stabilised our cost base, given notice to redeem the company's expensive 12 percent Convertible Notes and consolidated our position in the Australian market," he said.

"The company has also laid the platform to roll out our family law and deceased estate products in New Zealand where the relevant laws and market for these products is all but identical to Australia's."

ABOUT IMPACT CAPITAL

Impact Capital Limited was the first mainstream pre-settlement lender to list on the Australian Stock Exchange.

The company's four main product offerings relate to:

- Personal injury claims;
- Matrimonial settlements;
- Deceased estate loans; and,
- Outlay disbursement funding for key legal firms and their clients.

Impact Capital offers a unique facility that traditional lenders such as banks are unable to provide by lending a percentage of an expected payout to customers entitled to a qualifying settlement.

For further information please contact:

Russell Templeton	Alison Hill		Richard Owen
Managing Director	Chief Financial Officer	Or	Principal Consultant, Three Plus
+ 61 (0) 7 3211 8000	+ 61 (0) 7 3211 8000		+ 61 (0) 7 3503 5700
+ 61 (0) 407 639 622	+ 61 (0) 411 488 850		+ 61 (0) 412 869 937

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	IMPACT CAPITAL LIMITED
ABN:	22 094 503 385

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN WILLIAM LAURIE
Date of last notice	03/08/2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	JW LAURIE & MM LAURIE < LAURIE PENSION FUND>
Date of change	15/09/2006
No. of securities held prior to change	30,250
Class	ORDINARY SHARES
Number acquired	9,750
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,387.50
No. of securities held after change	40,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	1. OFF MARKET TRADE FOR 2,200 SHARES; AND 2. ON-MARKET TRADE FOR 7,550 SHARES

+ See chapter 19 for defined terms.

Appendix 3Y
Change of Director's Interest Notice

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	CONVERTIBLE NOTES
Nature of interest	CONVERTIBLE NOTES @ $1.00
Name of registered holder (if issued securities)	JW LAURIE < LAURIE PENSION FUND>
Date of change	20/06/2006
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	50,000
Interest acquired	NIL
Interest disposed	50,000
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	$50,000
Interest after change	NIL

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	IMPACT CAPITAL LIMITED
ABN:	22 094 503 385

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RUSSELL ERIC TEMPLETON
Date of last notice	28 April 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	JALPONT PTY LTD AS TRUSTEE
Date of change	26 September 2006
No. of securities held prior to change	1,802,300
Class	ORDINARY SHARES
Number acquired	76,640
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$38,320
No. of securities held after change	1,878,940
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON-MARKET TRADE

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.